 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 1997

                                                REGISTRATION NOS. 333-17921

                                                                  333-08765

                                                                  333-21249

                                                                  333-14907
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1

                                       TO
                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. EXACT NAME OF TRUST:
                          TAX EXEMPT SECURITIES TRUST

                           CALIFORNIA TRUST 156

                             FLORIDA TRUST 77

                           NEW JERSEY TRUST 130

                            NEW YORK TRUST 160

B. NAME OF DEPOSITOR:
                               SMITH BARNEY INC.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                               SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                               LAURIE A. HESSLEIN
                               Smith Barney Inc.
                              388 Greenwich Street
                            New York, New York 10013

                                    COPY TO:
                            MICHAEL R. ROSELLA, ESQ.
                               Battle Fowler LLP
                              75 East 55th Street
                            New York, New York 10022

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

  AN INDEFINITE NUMBER OF UNITS OF BENEFICIAL INTEREST PURSUANT TO RULE 24f-2
       PROMULGATED UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
                                   INDEFINITE

G. AMOUNT OF FILING FEE:

                                   $500*

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

[X] Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.
--------
* Previously Paid.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      ---------------------------------------------------------

TAX EXEMPT               California Trust 156           Florida Trust 77
SECURITIES
TRUST

                         New Jersey Trust 130           New York Trust 160
----------------------      ---------------------------------------------------

11,750 UNITS
          INVESTORS SHOULD READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

IN THE OPINION OF COUNSEL UNDER EXISTING LAW, INTEREST INCOME TO THE TRUSTS AND TO UNIT HOLDERS (EXCEPT IN CERTAIN INSTANCES DEPENDING UPON THE UNIT HOLDERS) IS EXEMPT FROM REGULAR FEDERAL INCOME TAX AND FROM CERTAIN STATE AND LOCAL PERSONAL INCOME TAXES, TO THE EXTENT INDICATED, IN THE STATE FOR WHICH A STATE TRUST IS NAMED. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX.

THE TAX EXEMPT SECURITIES TRUST consists of separate underlying unit investment trusts designated as California Trust 156, Florida Trust 77, New Jersey Trust 130 and New York Trust 160 (the "California Trust," the "Florida Trust," the "New Jersey Trust," and the "New York Trust," respectively) (the "Trusts" or the "Trust" as the context requires and in the case of a Trust designated by a state name, the "State Trust" or the "State Trusts," as the context requires). Each Trust was formed to obtain for its Unit holders tax-exempt interest income and conservation of capital through investment in a professionally selected, fixed portfolio of municipal bonds rated at the time of deposit in the category A or better by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc. ("Standard & Poor's"), Moody's Investors Service, Inc. ("Moody's"), Fitch Investors Service, Inc. ("Fitch") or Duff & Phelps Credit Rating Co. ("Duff & Phelps"). (See "Portfolio of Securities".) Each State Trust comprises a fixed portfolio of interest-bearing obligations issued primarily by or on behalf of the state for which such State Trust is named and counties, municipalities, authorities or political subdivisions thereof. Interest on all bonds in each Trust is in the opinion of counsel under existing law, with certain exceptions, exempt from regular Federal income taxes (see Part B, "Taxes") and from certain state and local personal income taxes in the state for which a State Trust is named, but may be subject to other state and local taxes. (See discussions of State and local taxes in Part C.)

THE PUBLIC OFFERING PRICE of the Units of each Trust during the initial public offering period is equal to the aggregate offering price of the underlying bonds in the Trust's portfolio divided by the number of Units outstanding in such Trust, plus a sales charge. The Public Offering Price of the Units of each Trust following the initial public offering period is equal to the aggregate bid price of the underlying bonds in the Trust's portfolio divided by the number of Units outstanding in such Trust, plus a sales charge. During the initial public offering period the sales charge is equal to 4.70% of the Public Offering Price (4.932% of the aggregate offering price of the bonds per Unit) for each Trust, and following the initial public offering period this charge will be equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the bonds per Unit) for each Trust. See Part B, "Public Offering-- Distribution of Units" for a description of the initial public offering period. If the Units had been available for sale on February 25, 1997, the Public Offering Price per Unit (including the sales charge) would have been $1,023.34, $1,020.52, $1,011.42 and $1,024.97 for the California Trust, Florida Trust, New Jersey Trust and New York Trust respectively. In addition, there will be added an amount equal to accrued interest commencing on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).

THE SPONSOR, although not obligated to do so, intends to maintain a market for the Units of the Trusts at prices based upon the aggregate bid price of the underlying bonds, as more fully described under "Public Offering--Market for Units" in Part B. If such a market is not maintained, a Unit holder will be able to dispose of his Units through redemption, at prices that are also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time without fee or penalty.

MONTHLY DISTRIBUTIONS of principal and interest received by each Trust will be made on or shortly after the fifteenth day of each month to holders of record on the first day of that month. For further information regarding the distributions by each Trust, see "Summary of Essential Information".

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

             The date of this Prospectus is February 26, 1997

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION AS OF FEBRUARY 25, 1997

SPONSOR                                      RECORD DATES


  Smith Barney Inc.
                                               The first day of each month,
                                             commencing   April 1, 1997

TRUSTEE


                                             DISTRIBUTION DATES
  The Chase Manhattan Bank

                                               The fifteenth day of each
                                             month,**   commencing April 15,
                                             1997

EVALUATOR


  Kenny S & P Evaluation
Services,                                    EVALUATION TIME
  a business unit of J.J. Kenny
Company, Inc.

                                                As of 1:00 P.M. on the Date of
                                                Deposit. Thereafter, as of
                                                4:00 P.M. New York Time.

DATE OF DEPOSIT AND OF TRUST
AGREEMENT


                                             EVALUATOR'S FEE

  February 25, 1997


                                                The Evaluator will receive a
MANDATORY TERMINATION DATE*                     fee of $.29 per bond per
                                                evaluation. (See Part B,
                                                "Evaluator--Responsibility"
                                                and "Public Offering--Offering
                                                Price".)

  Each Trust will terminate on the
  date of maturity, redemption,
  sale or other disposition of the
  last Bond held in the Trust.

                                             SPONSOR'S ANNUAL PORTFOLIO
                                             SUPERVISION FEE***

                                                Maximum of $.25 per $1,000
                                                face amount of the underlying
                                                Bonds.

-------

    The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.

  * The actual date of termination of each Trust may be considerably earlier (see Part B, "Amendment and Termination of the Trust Agreement-- Termination").

 ** The first monthly income distribution of $5.36, $5.35, $5.25 and $5.46 for the California Trust, Florida Trust, New Jersey Trust and New York Trust, respectively, will be made on April 15, 1997.
***In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

                                 CALIFORNIA   FLORIDA    NEW JERSEY   NEW YORK
                                 TRUST 156    TRUST 77   TRUST 130   TRUST 160
                                 ----------  ----------  ----------  ----------
Principal Amount of Bonds in
 Trust.........................  $4,000,000  $2,000,000  $1,750,000  $4,000,000
Number of Units................       4,000       2,000       1,750       4,000
Principal Amount of Bonds in
 Trust per Unit................  $    1,000  $    1,000  $    1,000  $    1,000
Fractional Undivided Interest
 in Trust per Unit.............     1/4,000     1/2,000     1/1,750     1/4,000
Minimum Value of Trust:
  Trust Agreement may be Termi-
   nated if Principal Amount is
   less than...................  $2,000,000  $1,000,000  $  875,000  $2,000,000
Calculation of Public Offering
 Price per Unit*:
  Aggregate Offering Price of
   Bonds in Trust..............  $3,900,979  $1,945,128  $1,686,784  $3,907,208
                                 ==========  ==========  ==========  ==========
  Divided by Number of Units...  $   975.24  $   972.56  $   963.88  $   976.80
  Plus: Sales Charge (4.70% of
   the Public Offering Price)..  $    48.10  $    47.96  $    47.54  $    48.17
                                 ----------  ----------  ----------  ----------
  Public Offering Price per
   Unit........................  $ 1,023.34  $ 1,020.52  $ 1,011.42  $ 1,024.97
  Plus: Accrued Interest*......  $      .89  $      .89  $      .87  $      .90
                                 ----------  ----------  ----------  ----------
    Total......................  $ 1,024.23  $ 1,021.41  $ 1,012.29  $ 1,025.87
                                 ==========  ==========  ==========  ==========
Sponsor's Initial Repurchase
    Price per Unit (per Unit
    Offering
  Price of Bonds)*.............  $   975.24  $   972.56  $   963.88  $   976.80
Approximate Redemption Price
   per Unit (per Unit Bid Price
   of Bonds)**.................  $   970.37  $   968.56  $   959.69  $   971.80
                                 ----------  ----------  ----------  ----------
Difference Between per Unit Of-
 fering and Bid Prices of
 Bonds.........................  $     4.87  $     4.00  $     4.19  $     5.00
                                 ==========  ==========  ==========  ==========
Calculation of Estimated Net
 Annual Income per Unit:
  Estimated Annual Income per
   Unit........................  $    55.96  $    55.85  $    54.84  $    57.02
  Less: Estimated Trustee's An-
   nual Fee***.................  $     1.34  $     1.34  $     1.33  $     1.28
  Less: Organizational Ex-
   penses****..................  $      .50  $      .50  $      .50  $      .50
  Less: Other Estimated Annual
   Expenses....................  $      .48  $      .49  $      .45  $      .64
                                 ----------  ----------  ----------  ----------
  Estimated Net Annual Income
   per Unit....................  $    53.64  $    53.52  $    52.56  $    54.60
                                 ==========  ==========  ==========  ==========
Calculation of Monthly Income
   Distribution per Unit:
   Estimated Net Annual Income
   per Unit....................  $    53.64  $    53.52  $    52.56  $    54.60
  Divided by 12................  $     4.47  $     4.46  $     4.38  $     4.55
Accrued interest from the day
   after the Date of Deposit to
   the first record date**.....  $     5.36  $     5.35  $     5.25  $     5.46
First distribution per unit....  $     5.36  $     5.35  $     5.25  $     5.46
Daily Rate (360-day basis) of
 Income Accrual per Unit.......  $    .1490  $    .1486  $    .1460  $    .1516
Estimated Current Return based
 on Public Offering Price*****.        5.24%       5.24%       5.20%       5.33%
Estimated Long-Term Re-
 turn*****.....................        5.10%       5.11%       5.06%       5.32%

-------
    * Accrued interest will be commencing on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
   ** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net of cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata share basis. (See Part B, "Redemption of Units--Computation of Redemption Price per Unit.")
  *** Per $1,000 principal amount of Bonds, plus expenses. (See Part B, "Rights of Unit Holders--Distribution of Interest and Principal.")
 **** Each Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust--as is common for mutual funds. Historically, the Sponsors of unit investment trusts have paid all the costs of establishing those trusts. Advertising and selling expenses will be paid by the Underwriters at no cost to a Trust.
***** The Estimated Current Return is calculated by dividing the Estimated Net
      Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

PORTFOLIO SUMMARY AS OF DATE OF DEPOSIT

CALIFORNIA TRUST 156

  The Portfolio of the California Trust contains 11 issues of Bonds of issuers located in the State of California. All of the issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 29.7%*, power facilities: 27.3%; transportation facilities: 9.0%; educational facilities: 21.3%; water and sewer facilities: 5.9%; and tax allocation: 6.8%. The Trust is considered to be concentrated in hospital and health care facilities and power facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) 45.8% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (AMBAC, 18.5%; FGIC, 15.5%; and MBIA, 11.8%) (see Part B, "Tax Exempt Securities Trust--Risk Factors-- Insurance"). Ten Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the California Trust is 25.5 years.

  As of the Date of Deposit, 81.4% of the Bonds in this Trust are rated by Standard & Poor's (45.8% rated AAA, 5.9% rated AA and 29.7% rated A); 9.6% are rated A by Moody's; and 9.0% are rated A by Fitch. For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  25.3% of the Bonds in the California Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

FLORIDA TRUST 77

  The Portfolio of the Florida Trust contains 6 issues of Bonds of issuers located in the State of Florida. All of the issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 23.2%*; housing facilities: 42.6%; power facilities:
21.6%; and transportation facilities: 12.6%. The Trust is considered to be concentrated in housing facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) 21.6% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (AMBAC, 21.6%) (see Part B, "Tax Exempt Securities Trust--Risk Factors--Insurance"). Four Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the Florida Trust is 26.7 years.

  As of the Date of Deposit, 89.5% of the Bonds in this Trust are rated by Standard & Poor's (48.5% rated AAA, 12.6% rated AA and 28.4% rated A); and 10.5% are rated Aa by Moody's. For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  None of the Bonds in the Florida Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

NEW JERSEY TRUST 130

  The Portfolio of the New Jersey Trust contains 7 issues of Bonds of issuers located in the State of New Jersey and the Commonwealth of Puerto Rico. Of the Bonds in this Trust, one was issued by an issuer in the Commonwealth of Puerto Rico (representing 14.0%* of the Bonds in the Trust) and was issued to finance transportation facilities. The remaining issues are payable from the income

-------

*Percentages computed on the basis of the aggregate offering price of the Bonds in the Trust on the Date of Deposit.

+ A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate offering price of the Bonds in the Trust.

of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 28.9%; housing facilities: 18.7%; transportation facilities: 23.7%; and pollution control facilities: 14.7%. The Trust is considered to be concentrated in hospital and health care facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) 22.6% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (AMBAC, 7.9% and MBIA, 14.7%) (see Part B, "Tax Exempt Securities Trust--Risk Factors--Insurance"). Five Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the New Jersey Trust is 27.7 years.

  As of the Date of Deposit, 84.9% of the Bonds in this Trust are rated by Standard & Poor's (22.6% rated AAA, 15.7% rated AA and 46.6% rated A); and 15.1% are rated A by Moody's. For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  15.1% of the Bonds in the New Jersey Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

NEW YORK TRUST 160

  The Portfolio of the New York Trust contains 13 issues of Bonds of issuers located in the State of New York Three of the issues (representing approximately 12.6%* of the Bonds in the Trust) are general obligations of governmental entities and are backed by the taxing power of those entities. The remaining issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities:
39.4%; housing facilities: 3.2%; transportation facilities: 4.5%; educational facilities: 12.6%; and correctional facilities: 27.7%. The Trust is considered to be concentrated in hospital and health care facilities and correctional facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) Twelve Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the New York Trust is 27.2 years.

  As of the Date of Deposit, 25.8% of the Bonds in this Trust are rated by Standard & Poor's (13.2% rated AAA, 7.7% rated AA and 4.9% rated A); 13.9% are rated Aa by Moody's; and 60.3% are rated A by Fitch. For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  21.1% of the Bonds in the New York Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

-------

*Percentages computed on the basis of the aggregate offering price of the Bonds in the Trust on the Date of Deposit.

+ A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate offering price of the Bonds in the Trust.

UNDERWRITING

  The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

                                                         UNITS
                                        ----------------------------------------
                                        CALIFORNIA FLORIDA  NEW JERSEY NEW YORK
                                        TRUST 156  TRUST 77 TRUST 130  TRUST 160
                                        ---------- -------- ---------- ---------
Smith Barney Inc. .....................   3,650     1,700     1,650      3,150
388 Greenwich Street
New York, New York 10013
Gruntal & Co. Incorporated.............     100       100       100        250
14 Wall Street
New York, New York 10005
Oppenheimer & Co., Inc. ...............       0         0         0        500
Oppenheimer Tower
One World Financial Center
New York, New York 10281
Roosevelt & Cross, Inc. ...............     250         0         0        100
20 Exchange Place
New York, New York 10005
William R. Hough.......................       0       100         0          0
100 Second Avenue
Suite 800
St. Petersburg, Florida 33701
Raymond James & Associates.............       0       100         0          0
880 Carillon Parkway
P.O. Box 12749
St. Petersburg, Florida 33733
                                          -----     -----     -----      -----
Total..................................   4,000     2,000     1,750      4,000
                                          =====     =====     =====      =====

                          INDEPENDENT AUDITORS' REPORT

To the Sponsor, Trustee and Unit Holders of Tax Exempt Securities Trust,
 California Trust 156, Florida Trust 77, New Jersey Trust 130 and New York Trust 160:

  We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, California Trust 156, Florida Trust 77, New Jersey Trust 130 and New York Trust 160 as of February 25, 1997. These financial statements are the responsibility of the Trustee (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on February 25, 1997 for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

  In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, California Trust 156, Florida Trust 77, New Jersey Trust 130 and New York Trust 160 as of February 25, 1997, in conformity with generally accepted accounting principles.

                                      KPMG PEAT MARWICK LLP

New York, New York

February 25, 1997

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                 AS OF DATE OF DEPOSIT, FEBRUARY 25, 1997

                                                  TRUST PROPERTY
                                   --------------------------------------------
                                   CALIFORNIA  FLORIDA   NEW JERSEY  NEW YORK
                                   TRUST 156   TRUST 77  TRUST 130   TRUST 160
                                   ---------- ---------- ---------- -----------
Investment in Tax-Exempt Securi-
 ties:
  Bonds represented by purchase
   contracts backed by letter of
   credit (1)..................... $3,900,979 $1,945,128 $1,686,784 $ 3,907,208
Accrued interest through the Date
 of Deposit on underlying bonds
 (1)(2)...........................     61,305     30,652     19,228      48,551
Organizational costs (3)..........     10,000      5,000      4,375      10,000
                                   ---------- ---------- ---------- -----------
    Total......................... $3,972,284 $1,980,780 $1,710,387 $ 3,965,759
                                   ========== ========== ========== ===========
                                     LIABILITIES AND INTEREST OF UNIT HOLDERS
                                   --------------------------------------------
Liabilities:
  Accrued interest through the
   Date of Deposit on
   underlying bonds (1)(2)........ $   61,305 $   30,652 $   19,228 $    48,551
  Accrued expenses (3)............     10,000      5,000      4,375      10,000
                                   ---------- ---------- ---------- -----------
                                       71,305     35,652     23,603      58,551
                                   ---------- ---------- ---------- -----------
Interest of Unit Holders:
  Units of fractional undivided
   interest outstanding California
   Trust 156:
   4,000, Florida Trust 77: 2,000;
   New Jersey Trust 130: 1,750;
   New York Trust 160: 4,000)
   Cost to investors (4)..........  4,093,376  2,041,061  1,769,976   4,099,912
   Less--Gross underwriting com-
    mission (5)...................    192,397     95,933     83,192     192,704
                                   ---------- ---------- ---------- -----------
   Net amount applicable to in-
    vestors.......................  3,900,979  1,945,128  1,686,784   3,907,208
                                   ---------- ---------- ---------- -----------
    Total......................... $3,972,284 $1,980,780 $1,710,387 $ 3,965,759
                                   ========== ========== ========== ===========

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 P.M. on February 25, 1997, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Morgan Guaranty Trust Company of New York issued an irrevocable letter of credit in the aggregate principal amount of $13,000,000 which was deposited with the Trustee for the purchase of $12,000,000 principal amount of Bonds pursuant to contracts to purchase such Bonds at the Sponsor's aggregate cost of $11,440,099 plus $159,736 representing accrued interest thereon through the Date of Deposit.
(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."
(3) Organizational costs to be paid by the Trusts have been deferred and will be amortized over five years.

(4) Aggregate public offering price (exclusive of interest) computed on 4,000, 2,000, 1,750 and 4,000 Units of California Trust, Florida Trust, New Jersey Trust and New York Trust, respectively, on the basis set forth in Part B, "Public Offering--Offering Price."

(5) Sales charge of 4.70% computed on 4,000, 2,000, 1,750 and 4,000 Units of California Trust, Florida Trust, New Jersey Trust and New York Trust, respectively, on the basis set forth in Part B, "Public Offering--Offering Price."
(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates and accruals reflected in each Trust's financial statements. The Evaluator determines the price for each underlying Bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST

   CALIFORNIA TRUST 156--PORTFOLIO OF SECURITIES AS OF FEBRUARY 25, 1997

                                                                      COST OF   YIELD ON  ANNUAL
                                                      REDEMPTION     SECURITIES DATE OF  INTEREST
     AGGREGATE   SECURITIES REPRESENTED    RATINGS    PROVISIONS      TO TRUST  DEPOSIT   INCOME
     PRINCIPAL    BY PURCHASE CONTRACTS      (1)          (2)          (3)(4)     (4)    TO TRUST
     ---------  ------------------------   ------- ----------------- ---------- -------- --------
  1. $  360,000 California Educational       A1*     12/1/03 @ 102   $  373,500  5.552%  $ 21,960
                Facilities Authority               SF 12/1/09 @ 100
                Revenue Bonds, Harvey
                Mudd College, 6.10%
                Due 12/1/2013
  2.    500,000 California Statewide          A      9/1/02 @ 102       527,855  5.582     32,500
                Communities Development             SF 9/1/13 @ 100
                Authority, Insured
                Health Facilities
                Revenue, Certificates of
                Participation, Health
                Care Delivery Services,
                Inc., 6.50% Due 9/1/2022
  3.    100,000 California Statewide         A+      5/1/03 @ 102        99,927  5.880      5,875
                Communities Development             SF 5/1/14 @ 100
                Authority, Insured
                Health Facilities
                Revenue, Refunding
                Certificates of
                Participation, Eskaton
                Inc., 5.875% Due
                5/1/2020
  4.    500,000 The Regents of the           AAA     9/1/03 @ 102       458,805  5.600     25,000
                University of                       SF 9/1/20 @ 100
                California, Refunding
                Revenue Bonds, Multiple
                Purpose Projects, AMBAC
                Insured, 5.00% Due
                9/1/2023
  5.    250,000 State of California          AA      12/1/03 @ 101      230,835  5.599     12,500
                Department of Water                SF 12/1/17 @ 100
                Resources, Central
                Valley Project, Water
                System, Revenue Bonds,
                5.00% Due 12/1/2019
  6.    500,000 Southern California          AAA     7/1/03 @ 100       459,600  5.600     25,000
                Public Power Authority,             SF 7/1/21 @ 100
                Transmission Project
                Revenue Refunding Bonds,
                Southern Transmission
                Project, MBIA Insured,
                5.00% Due 7/1/2022
  7.    365,000 County of Los Angeles,      A-**     3/1/03 @ 100       350,761  5.800     20,075
                California, Certificates            SF 3/1/21 @ 100
                of Participation, Disney
                Parking Project, 5.50%
                Due 9/1/2021
  8.    120,000 Department of Water and      AAA     1/15/03 @ 102      125,129  5.450      7,350
                Power of The City of Los           SF 1/15/14 @ 100
                Angeles, Electric Plant
                Revenue Bonds, FGIC
                Insured, 6.125% Due
                1/15/2033
  9.    500,000 Department of Water and      AAA    11/15/03 @ 102      481,025  5.650     27,000
                Power of The City of Los           SF 11/15/27 @ 100
                Angeles, California,
                Electric Plant Refunding
                Revenue Bonds, FGIC
                Insured, 5.40%
                Due 11/15/2031
 10.    305,000 Redevelopment Agency of      AAA     8/1/03 @ 102       263,837  5.650     14,106
                the City of Pittsburg,              SF 8/1/18 @ 100
                California, Los Medanos
                Community Development,
                Project Tax Allocation
                Refunding Bonds, AMBAC
                Insured, 4.625% Due
                8/1/2021
 11.    500,000 City of West Covina,          A      8/15/04 @ 102      529,705  5.680     32,500
                Certificates of                    SF 8/15/15 @ 100
                Participation, Queen of
                the Valley Hospital,
                6.50%
                Due 8/15/2019
     ----------                                                      ----------          --------
     $4,000,000                                                      $3,900,979          $223,866
     ==========                                                      ==========          ========

  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

     FLORIDA TRUST 77--PORTFOLIO OF SECURITIES AS OF FEBRUARY 25, 1997

                                                                                          COST OF   YIELD ON  ANNUAL
                                                                          REDEMPTION     SECURITIES DATE OF  INTEREST
     AGGREGATE                                                 RATINGS    PROVISIONS      TO TRUST  DEPOSIT   INCOME
     PRINCIPAL  SECURITIES REPRESENTED BY PURCHASE CONTRACTS     (1)          (2)          (3)(4)     (4)    TO TRUST
     ---------  --------------------------------------------   ------- ----------------- ---------- -------- --------
 1.  $  500,000 Florida Housing Finance                          AAA     6/1/02 @ 103    $  522,760  5.700%  $ 32,000
                Agency, General Mortgage                                SF 6/1/15 @ 100
                Revenue Refunding Bonds,
                6.40% Due 6/1/2024
 2.     500,000 Florida Municipal Power                          AAA     10/1/03 @ 100      419,880  5.600     22,500
                Agency, Stanton II                                     SF 10/1/17 @ 100
                Project Refunding
                Revenue Bonds, AMBAC
                Insured, 4.50% Due
                10/1/2027
 3.     250,000 State of Florida,                                AA      7/1/06 @ 101       245,453  5.500     13,437
                Department of                                           SF 7/1/22 @ 100
                Transportation, Right-
                of-Way Acquisition and
                Bridge Construction
                Bonds, 5.375% Due
                7/1/2026
 4.     300,000 Duval County, Florida,                            A      3/1/06 @ 102       306,084  5.650     17,700
                Housing Finance                                         SF 3/1/07 @ 100
                Authority, Multifamily
                Housing Revenue
                Refunding Bonds, St.
                Augustine Apartments
                Project, 5.90% Due
                9/1/2016
 5.     200,000 City of North Miami,                            Aa3*     8/15/06 @ 102      204,996  5.700     12,000
                Florida, Health                                        SF 8/15/17 @ 100
                Facilities Authority
                Revenue Bonds, Catholic
                Health Services
                Obligated Group
                Facilities, 6.00% Due
                8/15/2024
 6.     250,000 Palm Beach County,                               A-     11/15/06 @ 102      245,955  5.750     14,063
                Florida, Health                                        SF 11/15/17 @ 100
                Facilities Authority,
                Retirement Community
                Revenue Bonds, Adult
                Communities Total
                Services, Inc. Obligated
                Group, 5.625% Due
                11/15/2020
     ----------                                                                          ----------          --------
     $2,000,000                                                                          $1,945,128          $111,700
     ==========                                                                          ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

   NEW JERSEY TRUST 130--PORTFOLIO OF SECURITIES AS OF FEBRUARY 25, 1997

                                                                     COST OF   YIELD ON  ANNUAL
                                                      REDEMPTION    SECURITIES DATE OF  INTEREST
     AGGREGATE   SECURITIES REPRESENTED    RATINGS    PROVISIONS     TO TRUST  DEPOSIT   INCOME
     PRINCIPAL    BY PURCHASE CONTRACTS      (1)         (2)          (3)(4)     (4)    TO TRUST
     ---------  ------------------------   ------- ---------------- ---------- -------- --------
 1.  $  250,000 New Jersey Health Care        A      7/1/03 @ 102   $  234,053  5.600%  $12,500
                Facilities Financing               SF 7/1/08 @ 100
                Authority Revenue Bonds,
                Chilton Memorial
                Hospital Issue, 5.00%
                Due 7/1/2013
 2.     250,000 New Jersey Health Care       A1*     7/1/01 @ 102      253,925  5.700    15,000
                Facilities Financing               SF 7/1/11 @ 100
                Authority Revenue Bonds,
                Kennedy Memorial
                Hospitals, University
                Medical Center, Inc.,
                6.00% Due 7/1/2020
 3.     300,000 New Jersey Housing and       A+     11/1/02 @ 102      314,622  5.900    20,100
                Mortgage Finance Agency,           SF 5/1/15 @ 100
                Housing Revenue
                Refunding Bonds, 6.70%
                Due 11/1/2028
 4.     250,000 The Pollution Control        AAA    11/1/03 @ 102      248,038  5.600    13,875
                Financing Authority of
                Salem County, New
                Jersey, Pollution
                Control Revenue
                Refunding Bonds, Public
                Service Electric and Gas
                Company Project, MBIA
                Insured, 5.55% Due
                11/1/2033
 5.     150,000 Port Authority of New        AAA    1/15/06 @ 101      133,803  5.500     7,125
                York and New Jersey                SF 7/15/22 @ 100
                Revenue Consolidated
                Bonds, AMBAC Insured,
                4.75% Due 1/15/2026
 6.     300,000 Port Authority of New        AA-    1/15/04 @ 101      265,506  5.520    14,250
                York and New Jersey                SF 7/15/25 @ 100
                Revenue Consolidated
                Bonds, 4.75% Due
                1/15/2029
 7.     250,000 Puerto Rico Highway and       A    7/1/03 @ 101.50     236,837  5.650    13,125
                Transportation                     SF 7/1/20 @ 100
                Authority, Highway
                Revenue Refunding Bonds,
                5.25% Due 7/1/2021
     ----------                                                     ----------          -------
     $1,750,000                                                     $1,686,784          $95,975
     ==========                                                     ==========          =======


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

    NEW YORK TRUST 160--PORTFOLIO OF SECURITIES AS OF FEBRUARY 25, 1997

                                                                      COST OF   YIELD ON  ANNUAL
                                                      REDEMPTION     SECURITIES DATE OF  INTEREST
     AGGREGATE   SECURITIES REPRESENTED    RATINGS    PROVISIONS      TO TRUST  DEPOSIT   INCOME
     PRINCIPAL    BY PURCHASE CONTRACTS      (1)          (2)          (3)(4)     (4)    TO TRUST
     ---------  ------------------------   ------- ----------------- ---------- -------- --------
  1. $  135,000 The City of New York,       A-**     2/15/05 @ 101   $  134,091  6.050%  $  8,100
                General Obligation                 SF 2/15/21 @ 100
                Bonds, 6.00% Due
                2/15/2025
  2.    250,000 The City of New York,       A-**    2/15/06 @ 101.5     232,917  6.000     13,750
                General Obligation                 SF 2/15/25 @ 100
                Bonds, 5.50% Due
                2/15/2026
  3.    125,000 The City of New York,       A-**    10/15/07 @ 101      124,131  6.050      7,500
                General Obligation                 SF 10/15/17 @ 100
                Bonds, 6.00% Due
                10/15/2026
  4.    125,000 New York City Housing        AA      5/1/03 @ 102       124,814  5.860      7,312
                Development Corporation,            SF 5/1/14 @ 100
                Multi-Family Housing
                Revenue Bonds, 5.85% Due
                5/1/2026
  5.    430,000 Dormitory Authority of      Aa3*     7/1/07 @ 102       439,344  5.800     26,015
                the State of New York,              SF 7/1/15 @ 100
                Lutheran Center at
                Poughkeepsie, Inc.
                Revenue Bonds, 6.05% Due
                7/1/2026
  6.    100,000 Dormitory Authority of       Aa*     7/1/06 @ 102       103,714  5.700      6,150
                the State of New York,              SF 7/1/07 @ 100
                Grace Manor Health Care
                Facility, Inc. Revenue
                Bonds, 6.15% Due
                7/1/2018
  7.    500,000 Dormitory Authority of       A**     5/15/04 @ 100      493,180  5.850     28,750
                the State of New York,             SF 5/15/21 @ 100
                State University
                Educational Facilities
                Revenue Bonds, 5.75% Due
                5/15/2024
  8.    500,000 Dormitory Authority of       A**     7/1/07 @ 102       480,520  5.800     27,600
                the State of New York               SF 7/1/12 @ 100
                Revenue Bonds,
                Department of Health
                Veterans Home Issue,
                5.50% Due 7/1/2021
  9.    190,000 Capital District Youth        A      2/1/07 @ 102       191,602  5.900     11,400
                Center, Inc., Lease                 SF 2/1/08 @ 100
                Revenue Bonds, Regional
                Juvenile Secure
                Detention Center
                Project, 6.00% Due
                2/1/2017
 10.    500,000 New York State Housing       AAA    11/15/06 @ 102      514,720  5.750     30,500
                Finance Agency, Fulton             SF 11/15/15 @ 100
                Manor FHA-Insured
                Mortgage Revenue Bonds,
                6.10% Due 11/15/2025
 11.    500,000 New York State Urban         A**     1/1/04 @ 102       458,635  5.900     26,250
                Development Corporation,            SF 1/1/17 @ 100
                Correctional Capital
                Facilities Revenue
                Refunding Bonds, 5.25%
                Due 1/1/2021
 12.    445,000 New York State Urban         A**     1/1/07 @ 102       432,536  5.900     26,365
                Development Corporation,            SF 1/1/17 @ 100
                Correctional Capital
                Facilities Revenue
                Bonds, 5.70% Due
                1/1/2027
 13.    200,000 Port Authority of New        AA-     1/15/04 @ 101      177,004  5.520      9,500
                York and New Jersey                SF 7/15/25 @ 100
                Revenue Consolidated
                Bonds, 4.75% Due
                1/15/2029
     ----------                                                      ----------          --------
     $4,000,000                                                      $3,907,208          $228,092
     ==========                                                      ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1)For a description of the meaning of the applicable rating symbols as published by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc., Moody's Investors Service(*) and Fitch Investor Services, Inc.(**), see Part B, "Bond Ratings".

(2) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. "SF" indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, "Tax Exempt Securities Trust--Portfolio."

(3) Contracts to purchase Bonds were entered into during the period December 18, 1996, through February 25, 1997, with the final settlement date on February 28, 1997. The Profit to the Sponsor on Deposit totals $45,593, $13,815, $14,563 and $48,067 for the California Trust, Florida Trust, New Jersey Trust and New York Trust, respectively.

(4) Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, "Public Offering--Offering Price" and "Rights of Unit Holders--Redemption of Units.") Yield of Bonds was computed on the basis of offering prices on the date of deposit. The aggregate bid price of the Bonds in the California Trust, Florida Trust, New Jersey Trust and New York Trust on February 25, 1997, was $3,881,479, $1,937,128, $1,679,483 and $3,887,208, respectively.

PROSPECTUS--PART B:
--------------------------------------------------------------------------------
 NOTE THAT PART B OF THIS PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED
                                   BY PART A.
--------------------------------------------------------------------------------

TAX EXEMPT SECURITIES TRUST

THE TRUSTS

  For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the "Trust Agreement"), of Smith Barney Inc., as Sponsor, The Chase Manhattan Bank, as Trustee, and Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a "State Trust") and each National Trust, Selected Term Trust, Long-Intermediate Term Trust, Intermediate Term Trust, Short-Intermediate Term Trust and Short Term Trust are referred to herein as the "Trust" or "Trusts," unless the context requires otherwise. On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds") and/or Units of preceding Series of Tax Exempt Securities Trust (such Bonds and Units of preceding Series of Tax Exempt Securities Trust, if any, (the "Deposited Units") being referred to herein collectively as the "Securities"). The Trustee thereafter delivered to the Sponsor registered certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust, which Units are being offered hereby. References to multiple Trusts in Part B herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

  Notwithstanding the availability of the above-mentioned certified check or checks and/or irrevocable letter or letters of credit, it is expected that the Sponsor will pay for the Bonds as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of this Prospectus. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price on such Units prior to the time at which they pay for Bonds pursuant to such contracts and have the use of such funds during this period.

OBJECTIVES

  A tax-exempt unit investment trust provides many of the same benefits as individual bond purchases, while the Unit holder avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. The objectives of a Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is, of course, no guarantee that a Trust's objectives will be achieved since the payment of interest and the preservation of principal are dependent upon the continued ability of the issuers of the bonds to meet such obligations. Subsequent to the Date of Deposit, the ratings of the Bonds set forth in Part A--"Portfolio of Securities" may decline due to, among other factors, a decline in creditworthiness of the issuer of said Bonds.

PORTFOLIO

  The Sponsor's investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust: (1) the Bonds are obligations of the states, counties, territories or municipalities of the United States and authorities or political subdivisions thereof, so that the interest on them will, in the opinion of recognized bond counsel to the issuing governmental authorities, be exempt from Federal tax (including alternative minimum tax) under existing law to the extent described in "Taxes", (2) all the Bonds deposited in a State Trust are obligations of the State for which such Trust is named or of the counties, territories or municipalities of such State, and authorities or political subdivisions thereof, or of the Territory of Guam or the Commonwealth of Puerto Rico, so that the interest on them will, in the opinion of recognized bond counsel to the issuing governmental authorities, be exempt from regular Federal income tax under existing law to the extent described in "Taxes" and from state income taxes in the state for which such State Trust is named to the extent described in Part C, (3) the Bonds are rated A or better by a major bond rating agency, (4) the Bonds were chosen, in part, on the basis of their respective maturity dates and offer a degree of call protection, (5) the Bonds are diversified as to purpose of issue and location of issuer, except in the case of a State Trust where the Bonds are diversified only as to purpose of issue, and (6) in the opinion of the Sponsor, the Bonds are fairly valued relative to other bonds of comparable quality and maturity.

  The Bonds in the Portfolio of a Trust were chosen in part on the basis of their respective maturity dates. The Bonds in each Trust will have a dollar-weighted average portfolio maturity as designated in Part A--"Portfolio Summary as of Date of Deposit." For the actual maturity date of each of the Bonds contained in a Trust, which date may be earlier or later than the dollar-weighted average portfolio maturity of the Trust, see Part A, "Portfolio of Securities" for information relating to the particular Trust. A sale or other disposition of a Bond by the Trust prior to the maturity of such Bond may be at a price which results in a loss to the Trust. The inability of an issuer to pay the principal amount due upon the maturity of a Bond would result in a loss to the Trust.

  In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement, subject to the conditions set forth below, to instruct the Trustee to acquire other securities (the "Replacement Bonds") for inclusion in the Portfolio of the affected Trust. Any Replacement Bonds must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust and (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must (1) be a tax-exempt bond; (2) have a fixed maturity or disposition date comparable to the Bond it replaces;
(3) be purchased at a price that results in a yield to maturity and in a current return, in each case as of the execution and delivery of the Trust Agreement, which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces; (4) be purchased within twenty days after delivery of notice of the failed contracts; and (5) be rated in a category A or better by Standard & Poor's, Moody's, Fitch, or Duff & Phelps. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unit holders of such Trust of the acquisition of the Replacement Bond.

  In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Unit holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Unit holders not later than the second monthly Distribution Date. Moreover, the failed contract will reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return indicated in the "Summary of Essential Information" in Part A.

RISK FACTORS

  Certain Bonds in a Trust may have been purchased by the Sponsor on a "when, as and if issued" basis; that is, they had not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). Contracts relating to such "when, as and if issued" Bonds are not expected to be settled by the first settlement date for Units. In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. Unit holders who purchased their Units of a Trust prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units for interest accruing on such "when, as and if issued" or "delayed delivery" Bonds during the interval between their purchase of Units and delivery of such Bonds, since the Trust and the Unit holders will not be reimbursing the Sponsor for interest accruing on such "when, as and if issued" or "delayed delivery" Bonds during the period between the settlement date for the Units and the delivery of such Bonds into the Trust. (See "Taxes.") Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Unit holders may receive after the first year. (See Part A, "Summary of Essential Information.") To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the "Summary of Essential Information" in Part A.

  Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. (See Part A--"Portfolio Summary as of Date of Deposit" for information relating to the particular Trust described therein.) In general, a call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price, as it might be in periods of declining interest rates, than when such price valuation is less than the bond's call or redemption price. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, redemption will result in a loss of capital when compared with the original public offering price of the Units. Conversely, to the extent that a Bond was acquired at a price lower than the redemption price, redemption will result in an increase in capital when compared with the original public offering price of the Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be affected by such redemptions. Each Portfolio of Securities in Part A contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds in a Trust. Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. NEITHER THE SPONSOR NOR THE TRUSTEE SHALL BE LIABLE IN ANY WAY FOR ANY DEFAULT, FAILURE OR DEFECT IN ANY BOND.

  The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds, even though at the time of the issuance of such Bonds the interest coupons thereon represented then prevailing interest rates on comparably rated Bonds then newly issued. Bonds selling at market discounts tend to increase in market value as they approach maturity when the principal amount is payable. A market discount tax-exempt Bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus any ordinary income attributable to market discount will be taxable but will not be realized until maturity, redemption or sale of the Bonds or Units.

  As set forth under "Portfolio Summary as of Date of Deposit", the Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. (See Part A--"Portfolio Summary as of Date of Deposit" for information relating to the particular Trust described therein.) An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

  GENERAL OBLIGATION BONDS. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors, including an erosion of the tax base due to population declines, natural disasters, declines in the state's industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the entity's control.

  As a result of the recent recession's adverse impact upon both their revenues and expenditures, as well as other factors, many state and local governments are confronting deficits and potential deficits which are the most severe in recent years. Many issuers are facing highly difficult choices about significant tax increases and/or spending reductions in order to restore budgetary balance. Failure to implement these actions on a timely basis could force the issuers to depend upon market access to finance deficits or cash flow needs.

  In addition, certain of the Bonds in the Trust may be obligations of issuers (including California issuers) who rely in whole or in part on ad valorem real property taxes as a source of revenue. Certain proposals, in the form of state legislative proposals or voter initiatives, to limit ad valorem real property taxes have been introduced in various states, and an amendment to the constitution of the State of California, providing for strict limitations on ad valorem real property taxes, has had a significant impact on the taxing powers of local governments and on the financial conditions of school districts and local governments in California. It is not possible at this time to predict the final impact of such measures, or of similar future legislative or constitutional measures, on school districts and local governments or on their abilities to make future payments on their outstanding debt obligations.

  INDUSTRIAL DEVELOPMENT REVENUE BONDS ("IDRS"). IDRs, including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities ("issuers") to finance the cost of acquiring, constructing or improving various projects, including pollution control facilities and certain industrial development facilities. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer under arrangements between the issuer and the corporate operator of a project. These arrangements may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IDRs.

  IDRs are generally issued under bond resolutions, agreements or trust indentures pursuant to which the revenues and receipts payable under the issuer's arrangements with the corporate operator of a particular project have been assigned and pledged to the holders of the IDRs or a trustee for the benefit of the holders of the IDRs. In certain cases, a mortgage on the underlying project has been assigned to the holders of the IDRs or a trustee as additional security for the IDRs. In addition, IDRs are frequently directly guaranteed by the corporate operator of the project or by another affiliated company. Regardless of the structure, payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition (including that of low-cost foreign companies), unfunded pension fund liabilities or off-balance sheet items, and financial deterioration resulting from leveraged buy-outs or takeovers. However, certain of the IDRs in the Portfolio may be additionally insured or secured by letters of credit issued by banks or otherwise guaranteed or secured to cover amounts due on the IDRs in the event of default in payment by an issuer.

  HOSPITAL AND HEALTH CARE FACILITY BONDS. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors, including but not limited to the level of payments received from private third-party payors and government programs and the cost of providing health care services.

  A significant portion of the revenues of hospitals and other health care facilities is derived from private third-party payors and government programs, including the Medicare and Medicaid programs. Both private third-party payors and government programs have undertaken cost containment measures designed to limit payments made to health care facilities. Furthermore, government programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially decrease the rate of program payments for health care facilities. Certain special revenue obligations (i.e., Medicare or Medicaid revenues) may be payable subject to appropriations by state legislatures. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients participating in such programs. In addition, there can be no assurance that a particular hospital or other health care facility will continue to meet the requirements for participation in such programs.

  The costs of providing health care services are subject to increase as a result of, among other factors, changes in medical technology and increased labor costs. In addition, health care facility construction and operation is subject to federal, state and local regulation relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, rate-setting, and compliance with building codes and environmental laws. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. These regulatory requirements are subject to change and, to comply, it may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services.

  Hospitals and other health care facilities are subject to claims and legal actions by patients and others in the ordinary course of business. Although these claims are generally covered by insurance, there can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility. In addition, a substantial increase in the cost of insurance could adversely affect the results of operations of a hospital or other health care facility. The Clinton Administration may impose regulations which could limit price increases for hospitals or the level of reimbursements for third-party payors or other measures to reduce health care costs and make health care available to more individuals, which would reduce profits for hospitals. Some states, such as New Jersey, have significantly changed their reimbursement systems. If a hospital cannot adjust to the new system by reducing expenses or raising rates, financial difficulties may arise. Also, Blue Cross has denied reimbursement for some hospitals for services other than emergency room services. The lost volume would reduce revenues unless replacement patients were found.

  Certain hospital bonds may provide for redemption at par at any time upon the sale by the issuer of the hospital facilities to a non-affiliated entity, if the hospital becomes subject to ad valorem taxation, or in various other circumstances. For example, certain hospitals may have the right to call bonds at par if the hospital may be legally required because of the bonds to perform procedures against specified religious principles or to disclose information that is considered confidential or privileged. Certain FHA-insured bonds may provide that all or a portion of these bonds, otherwise callable at a premium, can be called at par in certain circumstances. If a hospital defaults upon a bond obligation, the realization of Medicare and Medicaid receivables may be uncertain and, if the bond obligation is secured by the hospital facilities, legal restrictions on the ability to foreclose upon the facilities and the limited alternative uses to which a hospital can be put may severely reduce its collateral value.

  The Internal Revenue Service has engaged in a program of audits of certain large tax-exempt hospital and health care facility organizations. Although these audits have not yet been completed, it has been reported that the tax-exempt status of some of these organizations may be revoked. At this time, it is uncertain whether any of the hospital and health care facility bonds held by the Trust will be affected by such audit proceedings.

  SINGLE FAMILY AND MULTI-FAMILY HOUSING BONDS. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from the revenues derived from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences.

  Housing obligations are not general obligations of the issuer although certain obligations may be supported to some degree by Federal, state or local housing subsidy programs. Budgetary constraints experienced by these programs as well as the failure by a state or local housing issuer to satisfy the qualifications required for coverage under these programs or any legal or administrative determinations that the coverage of these programs is not available to a housing issuer, probably will result in a decrease or elimination of subsidies available for payment of amounts due on the issuer's obligations. The ability of housing issuers to make debt service payments on their obligations may also be affected by various economic and non-economic developments including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims, employment and income conditions prevailing in local markets, increases in construction costs, taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations and economic trends generally in the localities in which the projects are situated. Occupancy of multi-family housing projects may also be adversely affected by high rent levels and income limitations imposed under Federal, state or local programs.

  All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool, and therefore the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Single-family issues are subject to mandatory redemption in whole or in part from prepayments on underlying mortgage loans; mortgage loans are frequently partially or completely prepaid prior to their final stated maturities as a result of events such as declining interest rates, sale of the mortgaged premises, default, condemnation or casualty loss. Multi-family issues are characterized by mandatory redemption at par upon the occurrence of monetary defaults or breaches of covenants by the project operator. Additionally, housing obligations are generally subject to mandatory partial redemption at par to the extent that proceeds from the sale of the obligations are not allocated within a stated period (which may be within a year of the date of issue). To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and, in any event, reduce the amount of income that would otherwise have been paid to Holders.

  The tax exemption for certain housing revenue bonds depends on qualification under Section 143 of the Internal Revenue Code of 1986, as amended (the "Code"), in the case of single family mortgage revenue bonds or Section 142(a)(7) of the Code or other provisions of Federal law in the case of certain multi-family housing revenue bonds (including Section 8 assisted bonds). These sections of the Code or other provisions of Federal law contain certain ongoing requirements, including requirements relating to the cost and location of the residences financed with the proceeds of the single family mortgage revenue bonds and the income levels of tenants of the rental projects financed with the proceeds of the multi-family housing revenue bonds. While the issuers of the bonds and other parties, including the originators and servicers of the single-family mortgages and the owners of the rental projects financed with the multi-family housing revenue bonds, generally covenant to meet these ongoing requirements and generally agree to institute procedures designed to ensure that these requirements are met, there can be no assurance that these ongoing requirements will be consistently met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively to the date of issuance, thereby reducing the value of the bonds, subjecting the Holders to unanticipated tax liabilities and possibly requiring the Trustee to sell the bonds at reduced values. Furthermore, any failure to meet these ongoing requirements might not constitute an event of default under the applicable mortgage or permit the holder to accelerate payment of the bond or require the issuer to redeem the bond. In any event, where the mortgage is insured by the Federal Housing Administration, its consent may be required before insurance proceeds would become payable to redeem the mortgage bonds.

  POWER FACILITY BONDS. The ability of utilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors, including the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities, in particular investor-owned utilities, are subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations.

  The demand for a utility's services is influenced by, among other factors, competition, weather conditions and economic conditions. Electric utilities, for example, have experienced increased competition as a result of the availability of other energy sources, the effects of conservation on the use of electricity, self-generation by industrial customers and the generation of electricity by co-generators and other independent power producers. Also, increased competition will result if federal regulators determine that utilities must open their transmission lines to competitors. Utilities which distribute natural gas also are subject to competition from alternative fuels, including fuel oil, propane and coal.

  The utility industry is an increasing cost business making the cost of generating electricity more expensive and heightening its sensitivity to regulation. A utility's costs are influenced by the utility's cost of capital, the availability and cost of fuel and other factors. In addition, natural gas pipeline and distribution companies have incurred increased costs as a result of long-term natural gas purchase contracts containing "take or pay" provisions which require that they pay for natural gas even if natural gas is not taken by them. There can be no assurance that a utility will be able to pass on these increased costs to customers through increased rates. Utilities incur substantial capital expenditures for plant and equipment. In the future they will also incur increasing capital and operating expenses to comply with environmental legislation such as the Clean Air Act of 1990, and other energy, licensing and other laws and regulations relating to, among other things, air emissions, the quality of drinking water, waste water discharge, solid and hazardous substance handling and disposal, and siting and licensing of facilities. Environmental legislation and regulations are changing rapidly and are the subject of current public policy debate and legislative proposals. It is increasingly likely that some or many utilities will be subject to more stringent environmental standards in the future that could result in significant capital expenditures. Future legislation and regulation could include, among other things, regulation of so-called electromagnetic fields associated with electric transmission and distribution lines as well as emissions of carbon dioxide and other so-called greenhouse gases associated with the burning of fossil fuels. Compliance with these requirements may limit a utility's operations or require substantial investments in new equipment and, as a result, may adversely affect a utility's results of operations.

  The electric utility industry in general is subject to various external factors including (a) the effects of inflation upon the costs of operation and construction, (b) substantially increased capital outlays and longer construction periods for larger and more complex new generating units, (c) uncertainties in predicting future load requirements, (d) increased financing requirements coupled with limited availability of capital, (e) exposure to cancellation and penalty charges on new generating units under construction,
(f) problems of cost and availability of fuel, (g) compliance with rapidly changing and complex environmental, safety and licensing requirements, (h) litigation and proposed legislation designed to delay or prevent construction of generating and other facilities, (i) the uncertain effects of conservation on the use of electric energy, (j) uncertainties associated with the development of a national energy policy, (k) regulatory, political and consumer resistance to rate increases and (l) increased competition as a result of the availability of other energy sources. These factors may delay the construction and increase the cost of new facilities, limit the use of, or necessitate costly modifications to, existing facilities, impair the access of electric utilities to credit markets, or substantially increase the cost of credit for electric generating facilities. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

  The National Energy Policy Act ("NEPA"), which became law in October, 1992, made it mandatory for a utility to permit non-utility generators of electricity access to its transmission system for wholesale customers, thereby increasing competition for electric utilities. NEPA also mandated demand-side management policies to be considered by utilities. NEPA prohibits the Federal Energy Regulatory Commission from mandating electric utilities to engage in retail wheeling, which is competition among suppliers of electric generation to provide electricity to retail customers (particularly industrial retail customers) of a utility. However, under NEPA, a state can mandate retail wheeling under certain conditions.

  There is concern by the public, the scientific community, and the U.S. Congress regarding environmental damage resulting from the use of fossil fuels. Congressional support for the increased regulation of air, water, and soil contaminants is building and there are a number of pending or recently enacted legislative proposals which may affect the electric utility industry. In particular, on November 15, 1990, legislation was signed into law which substantially revised the Clean Air Act (the "1990 Amendments"). The 1990 Amendments sought to improve the ambient air quality throughout the United States by the year 2000. A main feature of the 1990 Amendments is the reduction of sulphur dioxide and nitrogen oxide emissions caused by electric utility power plants, particularly those fueled by coal. Under the 1990 Amendments the U.S. Environmental Protection Agency ("EPA") was required to develop limits for nitrogen oxide emissions by 1993. The sulphur dioxide reduction will be achieved in two phases. Phase I addressed specific generating units named in the 1990 Amendments. In Phase II the total U.S. emissions will be capped at 8.9 million tons by the year 2000. The 1990 Amendments contain provisions for allocating allowances to power plants based on historical or calculated levels. An allowance is defined as the authorization to emit one ton of sulphur dioxide.

  The 1990 Amendments also provided for possible further regulation of toxic air emissions from electric generating units pending the results of several federal government studies to be conducted over a three to four year period with respect to anticipated hazards to public health, available corrective technologies, and mercury toxicity.

  Electric utilities which own or operate nuclear power plants are exposed to risks inherent in the nuclear industry. These risks include exposure to new requirements resulting from extensive federal and state regulatory oversight, public controversy, decommissioning costs, and spent fuel and radioactive waste disposal issues. While nuclear power construction risks are no longer of paramount concern, the emerging issue is radioactive waste disposal. In addition, nuclear plants typically require substantial capital additions and modifications throughout their operating lives to meet safety, environmental, operational and regulatory requirements and to replace and upgrade various plant systems. The high degree of regulatory monitoring and controls imposed on nuclear plants could cause a plant to be out of service or on limited service for long periods. When a nuclear facility owned by an investor-owned utility or a state or local municipality is out of service or operating on a limited service basis, the utility operator or its owners may be liable for the recovery of replacement power costs. Risks of substantial liability also arise from the operation of nuclear facilities and from the use, handling, and possible radioactive emissions associated with nuclear fuel. Insurance may not cover all types or amounts of loss which may be experienced in connection with the ownership and operation of a nuclear plant and severe financial consequences could result from a significant accident or occurrence. The Nuclear Regulatory Commission has promulgated regulations mandating the establishment of funded reserves to assure financial capability for the eventual decommissioning of licensed nuclear facilities. These funds are to be accrued from revenues in amounts currently estimated to be sufficient to pay for decommissioning costs.

  The ability of state and local joint action power agencies to make payments on bonds they have issued is dependent in large part on payments made to them pursuant to power supply or similar agreements. Courts in Washington, Oregon and Idaho have held that certain agreements between the Washington Public Power Supply System ("WPPSS") and the WPPSS participants are unenforceable because the participants did not have the authority to enter into the agreements. While these decisions are not specifically applicable to agreements entered into by public entities in other states, they may cause a reexamination of the legal structure and economic viability of certain projects financed by joint power agencies, which might exacerbate some of the problems referred to above and possibly lead to legal proceedings questioning the enforceability of agreements upon which payment of these bonds may depend.

  WATER AND SEWER REVENUE BONDS. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by failure of municipalities to utilize fully the facilities constructed by these authorities, economic or population decline and resulting decline in revenue from user charges, rising construction and maintenance costs and delays in construction of facilities, impact of environmental requirements, failure or inability to raise user charges in response to increased costs, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no growth" zoning ordinances. In some cases this ability may be affected by the continued availability of Federal and state financial assistance and of municipal bond insurance for future bond issues.

  UNIVERSITY AND COLLEGE BONDS. The ability of universities and colleges to meet their obligations is dependent upon various factors, including the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities, and, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education. The institution's ability to maintain enrollment levels will depend on such factors as tuition costs, demographic trends, geographic location, geographic diversity and quality of the student body, quality of the faculty and the diversity of program offerings.

  Legislative or regulatory action in the future at the Federal, state or local level may directly or indirectly affect eligibility standards or reduce or eliminate the availability of funds for certain types of student loans or grant programs, including student aid, research grants and work-study programs, and may affect indirect assistance for education.

  LEASE RENTAL BONDS. Lease rental bonds are issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings (administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Willingness to pay may be subject to changes in the views of citizens and government officials as to the essential nature of the finance project. Lease rental bonds are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states--rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. (In these cases, insurance provisions and reserve funds designed to alleviate this risk become important credit factors). In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-called "substitution safeguard", which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate the necessary funds even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

  CAPITAL IMPROVEMENT FACILITY BONDS. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency which bonds are secured by the proceeds of the sale of the bonds, proceeds from investments and the indebtedness of a local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

  SOLID WASTE DISPOSAL BONDS. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. All of these factors may be affected by a failure of municipalities to fully utilize the facilities, an insufficient supply of waste for disposal due to economic or population decline, rising construction and maintenance costs, any delays in construction of facilities, lower-cost alternative modes of waste processing and changes in environmental regulations. Because of the relatively short history of this type of financing, there may be technological risks involved in the satisfactory construction or operation of the projects exceeding those associated with most municipal enterprise projects. Increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities. These costs include compliance with frequently changing and complex regulatory requirements, the cost of obtaining construction and operating permits, the cost of conforming to prescribed and changing equipment standards and required methods of operation and, for incinerators or waste-to-energy facilities, the cost of disposing of the waste residue that remains after the disposal process in an environmentally safe manner. In addition, waste disposal facilities frequently face substantial opposition by environmental groups and officials to their location and operation, to the possible adverse effects upon the public health and the environment that may be caused by wastes disposed of at the facilities and to alleged improper operating procedures. Waste disposal facilities benefit from laws which require waste to be disposed of in a certain manner but any relaxation of these laws could cause a decline in demand for the facilities' services. Finally, waste-to-energy facilities are concerned with many of the same issues facing utilities insofar as they derive revenues from the sale of energy to local power utilities (see Power Facility Bonds above).

  MORAL OBLIGATION BONDS. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Even though the state may be called on to restore any deficits in capital reserve funds of the agencies or authorities which issued the bonds, any restoration generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

  REFUNDED BONDS. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

  AIRPORT, PORT AND HIGHWAY REVENUE BONDS. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports (including airport terminals and maintenance facilities), bridges, marine terminals, turnpikes and port authorities. For example, the major portion of gross airport operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, facilities, service fees, concessions and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased aviation fuel costs, deregulation, traffic constraints, the recent recession and other factors. As a result, several airlines experienced severe financial difficulties. Several airlines have sought protection from their creditors under Chapter 11 of the Bankruptcy Code while, other airlines have been liquidated. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Furthermore, proposed Legislation would provide the U.S. Secretary of Transportation with the temporary authority to freeze airport fees upon the occurrence of disputes between a particular airport facility and the airlines utilizing that facility.

  Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility, lower cost of alternative modes of transportation or scarcity of fuel and reduction or loss of rents.

  SPECIAL TAX BONDS. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax such as a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax due to a general decline in the local economy or population or due to a decline in the consumption, use or cost of the goods and services that are subject to taxation. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

  TAX ALLOCATION BONDS. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located ("project areas"). Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area, caused either by economic factors beyond the Issuer's control (such as a relocation out of the project area by one or more major property owners) or by destruction of property due to natural or other disasters; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

  TRANSIT AUTHORITY BONDS. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include Federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax such as a sales tax or a property tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

  CONVENTION FACILITY BONDS. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

  PUERTO RICO BONDS. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico which will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is closely integrated with that of the mainland United States. During fiscal year 1995, approximately 89% of Puerto Rico's exports were to the United States mainland, which was also the source of 65% of Puerto Rico's imports. In fiscal 1995, Puerto Rico experienced a $4.6 billion positive adjusted trade balance. The economy of Puerto Rico is dominated by the manufacturing and service sectors. The manufacturing sector has experienced a basic change over the years as a result of increased emphasis on higher wage, high technology industries such as pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments, and certain high technology machinery and equipment. The service sector, including finance, insurance and real estate, wholesale and retail trade, and hotel and related services, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment. In recent years, the service sector has experienced significant growth in response to and paralleling the expansion of the manufacturing sector. Since fiscal 1985, personal income, both aggregate and per capita, has increased consistently in each fiscal year. In fiscal 1995, aggregate personal income was $27.0 billion ($22.5 billion in 1987 prices) and personal income per capita was $7,296 ($6,074 in 1987 prices). Personal income includes transfer payments to individuals in Puerto Rico under various social programs. Total federal payments to Puerto Rico, which include many types in addition to federal transfer payments, are lower on a per capita basis in Puerto Rico than in any state. Transfer payments to individuals in fiscal 1995 were $5.9 billion, of which $4.0 billion, or 67.6%, represent entitlement to individuals who had previously performed services or made contributions under programs such as Social Security, Veterans Benefits and Medicare. The number of persons employed in Puerto Rico during fiscal 1995 averaged 1,051,000, an increase of 4.0% over fiscal 1994. The unemployment, although at a low level compared to the late 1970s, remains above the average for the United States. At fiscal year end June 30, 1994, the unemployment rate in Puerto Rico for fiscal 1995 decreased from 16.0% to 13.8%. The Puerto Rico Planning Board's most recent gross product forecast for fiscal 1996, made in February 1995, showed an increase of 2.7%. The Planning Board's Economic Activity Index, a composite index for thirteen economic indicators, increased 2.7% for the first seven months of fiscal 1995 compared to the same period of fiscal 1994, which period showed an increase of 1.7% over the same period of fiscal 1993. During the first four months of fiscal 1996 the Index increased 1.8% compared to the same period of fiscal 1995, which period showed an increase of 2.7% over the same period of fiscal 1994. Growth in the Puerto Rico economy in fiscal 1996 and 1997 depends on several factors, including the state of the United States economy and the relative stability in the price of oil imports, the exchange value of the U.S. dollar, the level of federal transfers and the cost of borrowing.

  INSURANCE. Certain Bonds (the "Insured Bonds") may be insured or guaranteed by AMBAC Indemnity Corporation ("AMBAC"), Asset Guaranty Reinsurance Company ("Asset Guaranty"), Capital Guaranty Insurance Company ("CGIC"), Capital Markets Assurance Corp. ("CAPMAC"), Connie Lee Insurance Company ("Connie Lee"), Financial Guaranty Insurance Company "Financial Guaranty"), Financial Security Assurance Inc. ("FSA"), or MBIA Insurance Corporation ("MBIA") (collectively, the "Insurance Companies"). The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor's or another acceptable national rating service. The ratings are subject to change at any time at the discretion of the rating agencies. In determining whether to insure bonds, the Insurance Companies severally apply their own standards. The cost of this insurance is borne either by the issuers or previous owners of the bonds or by the Sponsor. The insurance policies are non-cancellable and will continue in force so long as the Insured Bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on but do not guarantee the market value of the Insured Bonds or the value of the Units. The insurance policies generally do not provide for accelerated payments of principal or, except in the case of any portfolio insurance policies, cover redemptions resulting from events of taxability. If the issuer of any Insured Bond should fail to make an interest or principal payment, the insurance policies generally provide that the Trustee or its agent shall give notice of nonpayment to the Insurance Company or its agent and provide evidence of the Trustee's right to receive payment. The Insurance Company is then required to disburse the amount of the failed payment to the Trustee or its agent and is thereafter subrogated to the Trustee's right to receive payment from the issuer.

  The following are brief descriptions of certain of the insurance companies that may insure or guarantee certain Bonds. The financial information presented for each company has been determined on a statutory basis and is unaudited.

  AMBAC is a Wisconsin-domiciled stock insurance corporation, regulated by the Office of the Commissioner of Insurance of the State of Wisconsin, and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $2,505,000,000 (unaudited) and statutory capital of approximately $1,384,000,000 (unaudited) as of June 30, 1996. Statutory capital consists of AMBAC's policyholders' surplus and statutory contingency reserve. AMBAC is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's, Standard & Poor's and Fitch have each assigned a triple-A claims-paying ability rating to AMBAC.

  AMBAC has obtained a ruling from the Internal Revenue Service to the effect that the insuring of an obligation by AMBAC will not affect the treatment for federal income tax purposes of interest on such obligation and that insurance proceeds representing maturing interest paid by AMBAC under policy provisions substantially identical to those contained in its municipal bond insurance policy shall be treated for federal income tax purposes in the same manner as if such payments were made by the issuer of the Bonds.

  Asset Guaranty is a New York State insurance company licensed to write financial guarantee, credit, residual value and surety insurance. Asset Guaranty commenced operations in mid-1988 by providing reinsurance to several major monoline insurers. Asset Guaranty also issued limited amounts of primary financial guaranty insurance, but not in direct competition with the primary mono-line companies for which it acts as a reinsurer. The parent holding company of Asset Guaranty, Asset Guarantee Inc. (AGI), merged with Enhance Financial Services (EFS) in June, 1990 to form Enhance Financial Services Group Inc. (EFSG). The two main, 100%-owned subsidiaries of EFSG, Asset Guaranty and Enhance Reinsurance Company (ERC), share common management and physical resources. As of April 30, 1996 EFSG is 55.3% owned by the public, 30.2% by U.S. WEST Inc., 8.9% by senior management and 5.6% by Swiss Reinsurance Company. Both ERC and Asset Guaranty are rated "AAA" for claims paying ability by Duff & Phelps. ERC is rated triple-A for claims-paying ability by both Standard & Poor's and Moody's. Asset Guaranty received a "AA" claims-paying-ability rating from Standard & Poor's during August 1993, but remains unrated by Moody's. As of March 31, 1996 Asset Guaranty had admitted assets of approximately $187,000,000 and policyholders' surplus of approximately $82,000,000.

  CAPMAC commenced operations in December, 1987 as the second monoline financial guaranty insurance company (after FSA) organized solely to insure non-municipal obligations. CAPMAC, a New York corporation, is a wholly-owned subsidiary of CAPMAC Holdings, Inc. (CHI), which was sold in 1992 by Citibank (New York State) to a group of 12 investors led by the following: Dillon Read's Saratoga Partners II; L.P. (Saratoga), an acquisition fund; Caprock Management, Inc., representing Rockefeller family interests; Citigrowth Fund, a Citicorp venture capital group; and CAPMAC senior management and staff. These groups control approximately 70% of the stock of CHI. CAPMAC had traditionally specialized in guaranteeing consumer loan and trade receivable asset-backed securities. Under the new ownership group CAPMAC intends to become involved in the municipal bond insurance business, as well as their traditional non-municipal business. As of March 31, 1995 CAPMAC's admitted assets were approximately $210,000,000 and its policyholders' surplus was approximately $138,000,000.

  FSA is a monoline insurance company incorporated in 1984 under the laws of the State of New York and is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

  FSA is a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include Fund American Enterprises Holdings, Inc., US WEST Capital Corporation and Tokio Marine and Fire Insurance Co., Ltd. No shareholder of Holdings is obligated to pay any debt of FSA or any claim under any insurance policy issued by FSA or to make any additional contribution to the capital of FSA.

  Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties, by FSA or any of its domestic operating insurance company subsidiaries are reinsured among such companies on an agreed upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, FSA reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with other reinsurers under various quota-share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by FSA as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit FSA's obligations under any financial guaranty insurance policy. As of June 30, 1996, total shareholders equity of FSA and its wholly-owned subsidiaries was (unaudited) $785,072,000 and total unearned premium reserves was (unaudited) $351,180,000.

  Connie Lee, a stock insurance company incorporated in Wisconsin, is a wholly-owned subsidiary of College Construction Loan Insurance Association, a stockholder-owned District of Columbia insurance holding company whose creation was authorized by the 1986 amendments to the Higher Education Act. The United States Department of Education and Student Loan Marketing Association are founding shareholders of College Construction Loan Insurance Association. As a federally authorized company, Connie Lee's structure and operational authorities are subject to revisions by amendments to the Higher Education Act or other federal enactments. CONNIE LEE IS NOT AN AGENCY OR INSTRUMENTALITY OF THE UNITED STATES GOVERNMENT, ALTHOUGH THE UNITED STATES GOVERNMENT IS A STOCKHOLDER OF COLLEGE CONSTRUCTION LOAN INSURANCE ASSOCIATION. THE OBLIGATIONS OF CONNIE LEE ARE NOT OBLIGATIONS OF THE UNITED STATES GOVERNMENT. As of June 30, 1996, its total admitted assets were approximately $219,098,333 (unaudited) and total policyholders' surplus was approximately $112,734,947 (unaudited), as reported to the Commissioner of Insurance of the State of Wisconsin.

  Financial Guaranty, a New York stock insurance company, is a wholly-owned subsidiary of FGIC Corporation ("FGIC") which is wholly-owned by General Electric Capital Corporation ("GECC"). Neither FGIC nor GECC are not obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty commenced its business of providing insurance and financial guarantees for a variety of investment instruments in January 1984 and is currently authorized to provide insurance in 50 states and the District of Columbia. It files reports with state regulatory agencies and is subject to audit and review by those authorities. As of June 30, 1996, its total admitted assets were approximately $2,377,900,000 and its policyholders' surplus was approximately $1,069,597.

  MBIA is the principal operating subsidiary of MBIA Inc. The principal shareholders of MBIA Inc. were originally Aetna Casualty and Surety Company, The Fund American Companies, Inc., subsidiaries of CIGNA Corporation and Credit Local de France, CAECL, S.A. These principal shareholders now own approximately 13% of the outstanding common stock of MBIA Inc., following a series of four public equity offerings over a five-year period. MBIA is domiciled in the State of New York and licensed to do business in, and subject to regulation under, the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. As of June 30, 1996, MBIA had admitted assets of approximately $4,200,000,000 (unaudited), total liabilities of approximately $2,800,000,000 (unaudited), and policyholders' surplus of approximately $1,400,000,000 (unaudited), prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1995, MBIA had admitted assets of approximately $3,800,000,000 (audited), total liabilities of approximately $2,500,000,000 (audited) and policyholders' surplus of approximately $1,300,000,000 (audited).

  Insurance companies are subject to regulation and supervision in the jurisdictions in which they do business under statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. This regulation, supervision and administration relate, among other things, to: the standards of solvency which must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; deposits of securities for the benefit of policyholders; approval of policy forms and premium rates; periodic examinations of the affairs of insurance companies; annual and other reports required to be filed on the financial condition of insurers or for other purposes; and requirements regarding reserves for unearned premiums, losses and other matters. Regulatory agencies require that premium rates not be excessive, inadequate or unfairly discriminatory. Insurance regulation in many states also includes "assigned risk" plans, reinsurance facilities, and joint underwriting associations, under which all insurers writing particular lines of insurance within the jurisdiction must accept, for one or more of those lines, risks unable to secure coverage in voluntary markets. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors.

  Although the Federal government does not regulate the business of insurance, Federal initiatives can significantly impact the insurance business. Current and proposed Federal measures which may significantly affect the insurance business include pension regulation (ERISA), controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, personal privacy protection, tax law changes affecting life insurance companies or the relative desirability of various personal investment vehicles and repeal of the current antitrust exemption for the insurance business. (If this exemption is eliminated, it will substantially affect the way premium rates are set by all property-liability insurers.) In addition, the Federal government operates in some cases as a co-insurer with the private sector insurance companies.

  Insurance companies are also affected by a variety of state and Federal regulatory measures and judicial decisions that define and extend the risks and benefits for which insurance is sought and provided. These include judicial redefinitions of risk exposure in areas such as products liability and state and Federal extension and protection of employee benefits, including pension, workers' compensation, and disability benefits. These developments may result in short-term adverse effects on the profitability of various lines of insurance. Longer-term adverse effects can often be minimized through prompt repricing of coverages and revision of policy terms. In some instances, these developments may create new opportunities for business growth. All insurance companies write policies and set premiums based on actuarial assumptions about mortality, injury, the occurrence of accidents and other insured events. These assumptions, while well supported by past experience, necessarily do not take account of future events. The occurrence in the future of unforeseen circumstances could affect the financial condition of one or more insurance companies. The insurance business is highly competitive and with the deregulation of financial service businesses, it should become more competitive. In addition, insurance companies may expand into non-traditional lines of business which may involve different types of risks.

  The above financial information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

  LITIGATION AND LEGISLATION. To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

  Under the Federal Bankruptcy Act, a political subdivision or public agency or instrumentality of any state, including municipalities, may proceed to restructure or otherwise alter the terms of its obligations, including those of the type comprising the Trust's Portfolio. The Sponsor is unable to predict what effect, if any, this legislation might have on the Trust.

  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court clarified in South Carolina v. Baker (decided April 20, 1988) that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. Holders are urged to consult their own tax advisers.

  TAX EXEMPTION. In the opinion of bond counsel rendered on the date of issuance of each Bond, the interest on each Bond is excludable from gross income under existing law for regular Federal income tax purposes (except in certain circumstances depending on the Holder) but may be subject to state and local taxes. As discussed under Taxes below, interest on some or all of the Bonds may become subject to regular Federal income tax, perhaps retroactively to their date of issuance, as a result of changes in Federal law or as a result of the failure of issuers (or other users of the proceeds of the Bonds) to comply with certain ongoing requirements.

  Moreover, the Internal Revenue Service is expanding its examination program with respect to tax-exempt bonds. The expanded examination program will consist of, among other measures, increased enforcement against abusive transactions, broader audit coverage (including the expected issuance of audit guidelines) and expanded compliance achieved by means of expected revisions to the tax-exempt bond information return forms. At this time, it is uncertain whether the tax exempt status of any of the Bonds would be affected by such proceedings, or whether such effect, if any, would be retroactive.

  In certain cases, a Bond may provide that if the interest on the Bond should ultimately be determined to be taxable, the Bond would become due and payable by its issuer, and, in addition, may provide that any related letter of credit or other security could be called upon if the issuer failed to satisfy all or part of its obligation. In other cases, however, a Bond may not provide for the acceleration or redemption of the Bond or a call upon the related letter of credit or other security upon a determination of taxability. In those cases in which a Bond does not provide for acceleration or redemption or in which both the issuer and the bank or other entity issuing the letter of credit or other security are unable to meet their obligations to pay the amounts due on the Bond as a result of a determination of taxability, the Trustee would be obligated to sell the Bond and, since it would be sold as a taxable security, it is expected that it would have to be sold at a substantial discount from current market price. In addition, as mentioned above, under certain circumstances Holders could be required to pay income tax on interest received prior to the date on which the interest is determined to be taxable.

THE UNITS

  On the Date of Deposit, each Unit in a Trust represented a fractional undivided interest in the principal and net income of such Trust as is set forth in Part A, "Summary of Essential Information."

  If any Units are redeemed after the date of this Prospectus by the Trustee, the principal amount of Bonds in the affected Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in the affected Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsor, or until the termination of the Trust Agreement. (See "Amendment and Termination of the Trust Agreement-- Termination.")

TAXES

  The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

    The Trusts are not associations taxable as corporations for Federal income tax purposes, and income received by the Trusts will be treated as the income of the Unit holders ("Holders") in the manner set forth below.

    Each Holder of Units of a Trust will be considered the owner of a pro rata portion of each Bond in the Trust under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to determine the face amount of a Holder's pro rata portion of each Bond on the Date of Deposit, see "Aggregate Principal" under "Portfolio of Securities". The total cost to a Holder of his Units, including sales charges, is allocated to his pro rata portion of each Bond, in proportion to the fair market values thereof on the date the Holder purchases his Units, in order to determine his tax cost for his pro rata portion of each Bond. In order for a Holder who purchases his Units on the Date of Deposit to determine the fair market value of his pro rata portion of each Bond on such date, see "Cost of Securities to Trust" under "Portfolio of Securities".

    Each Holder of Units of a Trust will be considered to have received the interest on his pro rata portion of each Bond when interest on the Bond is received by the Trust. In the opinion of bond counsel (delivered on the date of issuance of each Bond), such interest will be excludable from gross income for regular Federal income tax purposes (except in certain limited circumstances referred to below). Amounts received by a Trust pursuant to a bank letter of credit, guarantee or insurance policy with respect to payments of principal, premium or interest on a Bond in the Trust will be treated for Federal income tax purposes in the same manner as if such amounts were paid by the issuer of the Bond.

    The Trusts may contain Bonds which were originally issued at a discount ("original issue discount"). The following principles will apply to each Holder's pro rata portion of any Bond originally issued at a discount. In general, original issue discount is defined as the difference between the price at which a debt obligation was issued and its stated redemption price at maturity. Original issue discount on a tax-exempt obligation issued after September 3, 1982, is deemed to accrue as tax-exempt interest over the life of the obligation under a formula based on the compounding of interest. Original issue discount on a tax-exempt obligation issued before July 2, 1982 is deemed to accrue as tax-exempt interest ratably over the life of the obligation. Original issue discount on any tax-exempt obligation issued during the period beginning July 2, 1982 and ending September 3, 1982 is also deemed to accrue as tax-exempt interest over the life of the obligation, although it is not clear whether such accrual is ratable or is determined under a formula based on the compounding of interest. If a Holder's tax cost for his pro rata portion of a Bond issued with original issue discount is greater than its "adjusted issue price" but less than its stated redemption price at maturity (as may be adjusted for certain payments), the Holder will be considered to have purchased his pro rata portion of the Bond at an "acquisition premium." A Holder's adjusted tax basis for his pro rata portion of a Bond issued with original issue discount will include original issue discount accrued during the period such Holder held his Units. Such increases to the Holder's tax basis in his pro rata portion of the Bond resulting from the accrual of original issue discount, however, will be reduced by the amortization of any such acquisition premium.

    If a Holder's tax basis for his pro rata portion of a Bond in the Holder's Trust exceeds the redemption price at maturity thereof (subject to certain adjustments), the Holder will be considered to have purchased his pro rata portion of the Bond with "amortizable bond premium". The Holder is required to amortize such bond premium over the term of the Bond. Such amortization is only a reduction of basis for his pro rata portion of the Bond and does not result in any deduction against the Holder's income. Therefore, under some circumstances, a Holder may recognize taxable gain when his pro rata portion of a Bond is disposed of for an amount equal to or less than his original tax basis therefor.

    A Holder will recognize taxable gain or loss when all or part of his pro rata portion of a Bond in his Trust is disposed of by the Trust for an amount greater or less than his adjusted tax basis. Any such taxable gain or loss will be capital gain or loss, except that any gain from the disposition of a Holder's pro rata portion of a Bond acquired by the Holder at a "market discount" (i.e., where the Holder's original basis for his pro rata portion of the Bond (plus any original issue discount which will accrue thereon until its maturity) is less than its stated redemption price at maturity) would be treated as ordinary income to the extent the gain does not exceed the accrued market discount. Capital gains are generally taxed at the same rate as ordinary income. However, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations. A Holder will also be considered to have disposed of all or part of his pro rata portion of each Bond when he sells or redeems all or some of his Units.

    Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by each Trust will be treated as the income of the Holders in the same manner as for Federal income tax purposes, but will not necessarily be tax-exempt.

    Under Section 265 of the Code, a Holder (except a corporate Holder) is not entitled to a deduction for his pro rata share of fees and expenses of a Trust because the fees and expenses are incurred in connection with the production of tax-exempt income. Further, if borrowed funds are used by a Holder to purchase or carry Units of any Trust, interest on such indebtedness will not be deductible for Federal income tax purposes. In addition, under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules may be applicable for state tax purposes.

    From time to time proposals are introduced in Congress and state legislatures which, if enacted into law, could have an adverse impact on the tax-exempt status of the Bonds. It is impossible to predict whether any legislation in respect of the tax status of interest on such obligations may be proposed and eventually enacted at the Federal or state level.

    The foregoing discussion relates only to Federal and certain aspects of New York State and City income taxes. Depending on their state of residence, Holders may be subject to state and local taxation and should consult their own tax advisers in this regard.

  Interest on certain tax-exempt bonds issued after August 7, 1986 will be a preference item for purposes of the alternative minimum tax ("AMT"). The Sponsor believes that interest (including any original issue discount) on the Bonds should not be subject to the AMT for individuals or corporations under this rule. A corporate Holder should be aware, however, that the accrual or receipt of tax-exempt interest not subject to the AMT may give rise to an alternative minimum tax liability (or increase an existing liability) because the interest income will be included in the corporation's "adjusted current earnings" for purposes of the adjustment to alternative minimum taxable income required by Section 56(g) of the Code and will be taken into account for purposes of the environmental tax on corporations under Section 59A of the Code, which is based on an alternative minimum taxable income.

  In addition, interest on the Bonds must be taken into consideration in computing the portion, if any, of social security benefits that will be included in an individual's gross income and subject to Federal income tax. Holders are urged to consult their own tax advisers concerning an investment in Units.

  At the time of issuance of each Bond, an opinion relating to the validity of the Bond and to the exemption of interest thereon from regular Federal income taxes was or will be rendered by bond counsel. Neither the Sponsor nor Battle Fowler LLP have made or will make any review of the proceedings relating to the issuance of the Bonds or the basis for these opinions. The tax exemption is dependent upon the issuer's (and other users') compliance with certain ongoing requirements, and the opinion of bond counsel assumes that these requirements will be complied with. However, there can be no assurance that the issuer (and other users) will comply with these requirements, in which event the interest on the Bond could be determined to be taxable retroactively to the date of issuance.

  In the case of certain of the Bonds, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of such Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be exempt from regular Federal income taxes, although interest on such Bonds received by others would be exempt from regular Federal income taxes. "Substantial user" is defined under U.S. Treasury Regulations to include only a person whose gross revenue derived with respect to the facilities financed by the issuance of bonds is more than 5% of the total revenue derived by all users of such facilities, or who occupies more than 5% of the usable area of such facilities or for whom such facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

  After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

  INITIAL EXPENSES

  All or some portion of the expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to a Trust, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Trust, and amortized over five years. Any balance of the expenses incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

  TRUSTEE'S, SPONSOR'S AND EVALUATOR'S FEES

  The Trustee will receive for its ordinary recurring services to a Trust an annual fee in the amount set forth under Part A, "Summary of Essential Information." For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unit Holders." The Trustee will receive the benefit of any reasonable cash balances in the Income and Principal Accounts.

  There are no management fees and the Sponsor earns only a nominal Portfolio Supervision fee (the "Supervision Fee"), which is earned for Portfolio supervisory services. This fee is based upon the greatest face amount of Bonds in the Trust at any time during the calendar year with respect to which the fee is being computed.

  The Supervision Fee, which is not to exceed the amount set forth in Part A-- "Summary of Essential Information", may exceed the actual costs of providing Portfolio supervisory services for such Trust, but at no time will the total amount the Sponsor receives for Portfolio supervisory services rendered to all series of Tax Exempt Securities Trust in any calendar year exceed the aggregate cost to them of supplying such services in such year. In addition, the Sponsor may also be reimbursed for bookkeeping and other administrative services provided to the Trust in amounts not exceeding their costs of providing these services.

  The Evaluator will receive a fee in the amount set forth under Part A, "Summary of Essential Information," for each evaluation of the Bonds in a Trust. For a discussion of the services performed by the Evaluator pursuant to its obligations under the Trust Agreement, see "Evaluator--Responsibility" and "Public Offering--Offering Price."

  Any of such fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" or, if such Index is no longer published, in a similar Index to be determined by the Trustee and the Sponsor.

  OTHER CHARGES

  The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to

Unit holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; to the extent lawful, expenses (including legal, accounting and printing expenses) of maintaining registration or qualification of the Units and/or a Trust under Federal or state securities laws subsequent to initial registration so long as the Sponsor maintains a market for the Units and all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses.

PUBLIC OFFERING

OFFERING PRICE

  During the initial public offering period, the Public Offering Price of the Units of a Trust is determined by adding to the Evaluator's determination of the aggregate OFFERING price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units of the Trust, as set forth in the table below. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator's determination of the aggregate BID price of the Bonds per Unit a sales charge equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit). A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units of such Trust to the purchaser is also added to the Public Offering Price. (See "Rights of Unit Holders--Distribution of Interest and Principal.")

  During the initial public offering period, the sales charge and dealer concession for the Trusts will be reduced as follows:

                                              PERCENT OF   PERCENT OF
                                                PUBLIC     NET AMOUNT   DEALER
UNITS PURCHASED+                            OFFERING PRICE  INVESTED  CONCESSION
----------------                            -------------- ---------- ----------
    1- 99..................................     4.70%        4.932%     $33.00
  100-249..................................     4.25%        4.439%     $32.00
  250-499..................................     4.00%        4.167%     $30.00
  500-999..................................     3.50%        3.627%     $25.00
1,000 or more..............................     3.00%        3.093%     $20.00

The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

  Pursuant to employee benefit plans, Units of a Trust are available to employees of the Sponsor and its subsidiaries, affiliates and employee-related discounts, during the initial public offering period, at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds of a Trust per Unit plus a sales charge of .50% of the Public Offering Price and after the initial public offering period, at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds of a Trust per Unit plus a sales charge of .50% of the Public Offering Price. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset One SM Program may purchase Units of the Trust at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds of a Trust per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds of a Trust per Unit. In addition, upon the receipt of an appropriate exemptive order from the Securities and Exchange Commission, participants will be able to exchange Units of a Trust purchased through the Smith Barney Asset One SM Program for units of any available series of the Tax Exempt Securities Trust at their net asset value without any sales charge. Participants in the Smith Barney Asset One SM Program are subject to certain fees for specified securities brokerage and execution services.

METHOD OF EVALUATION

  During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for the Bonds*, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the "Summary of Essential Information," in Part A, effective for all sales made subsequent to the last preceding determination. Following the initial public offering period, the aggregate bid price of the Bonds (which is used to calculate the
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+ The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc.
* Current offering or bid prices of the Deposited Units, if any, are based on prevailing weekly evaluations of the obligations underlying such Deposited Units.

price at which the Sponsor repurchases and sells Units in the secondary market and the Redemption Price at which Units may be redeemed) will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds*, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the "Summary of Essential Information," in Part A, effective for all sales made subsequent to the last preceding determination. The term "business day," as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. The price at which Units may be repurchased by the Sponsor in the secondary market could be less than the price paid by the Unit holder. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under "Summary of Essential Information" in Part A. For information relating to the calculation of the Redemption Price per Unit, which is also based upon the aggregate bid price of the underlying Bonds and which may be expected to be less than the Public Offering Price per Unit, see "Rights of Unit Holders--Redemption of Units."

DISTRIBUTION OF UNITS

  During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price determined in the manner provided above (see "Public Offering--Offering Price") through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market (see "Public Offering--Market for Units") may be offered by this Prospectus at the Public Offering Price determined in the manner provided above (see "Public Offering--Offering Price").

  It is the Sponsor's intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale only in the State for which the Trust is named, except that Units of a New York Trust will also be offered for sale to residents of the State of Connecticut, the State of Florida and the Commonwealth of Puerto Rico. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price" herein, for a Trust with an unreduced sales charge as specified in Part A--"The Public Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

  Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Unit holder (Certificate holder) or become entitled to exercise the rights of a Unit holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Unit holder is the Public Offering Price in effect at the time his order is received, plus accrued interest (see "Public Offering--Method of Evaluation"). This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

MARKET FOR UNITS
  Following the initial public offering period the Sponsor, although not obligated to do so, presently intends to maintain a market for the Units of a Trust and continuously to offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. For information relating to the method and frequency of the Evaluator's determination of the aggregate bid price of the underlying Bonds, see "Public Offering--Method of Evaluation." The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units, as a service to Unit holders, at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Unit holder of such Trust desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Bonds. The aggregate bid price of the underlying Bonds of a Trust may be expected to be less than the aggregate offering price.

EXCHANGE OPTION

  Unit holders may elect to exchange any or all of their Units of this series for units of one or more of any series of Tax Exempt Securities Trust (the "Exchange Trust") available for sale in the state in which the Unit holder resides at a Public Offering Price for the
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* Current offering or bid prices of the Deposited Units, if any, are based on prevailing weekly evaluations of the obligations underlying such Deposited Units.

units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per unit. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Unit holders. Therefore, there is no assurance that a market for units will in fact exist on any given date on which a Unit holder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unit holder. Exchanges will be effected in whole units ONLY. If the proceeds from the Units being surrendered are less than the cost of a whole number of units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole units.

  An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust will generally constitute a "taxable event" under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for units of any other series of the Tax Exempt Securities Trust which are grantor trusts for U.S. Federal income tax purposes will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Unit holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

  Units of the Exchange Trust will be sold under the Exchange Option at the bid prices of the underlying securities in the particular portfolio involved per unit plus a fixed charge of $25 per unit. As an example, assume that a Unit holder, who has three units of a trust with a current price of $1,020 per unit based on the bid prices of the underlying securities, desires to exchange his Units for units of a series of an Exchange Trust with a current price of $880 per unit based on the bid prices of the underlying securities. In this example, the proceeds from the Unit holder's units will aggregate $3,060. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Unit holder would be able to acquire four units in the Exchange Trust for a total cost of $3,620 ($3,520 for the units and $100 for the sales charge).

REINVESTMENT PROGRAMS

  Distributions of interest and principal, if any, are made to Unit holders monthly. The Unit holder will have the option of either receiving his monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Unit holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Unit holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions, if any, to the reinvestment program selected by the Unit holder. Since the Sponsor has arranged for different reinvestment alternatives, Unit holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Unit holder. The Unit holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Unit holder and may be terminated at any time by the Unit holder, or the program may be modified or terminated by the Trustee or the program's Sponsor.

SPONSOR'S AND UNDERWRITERS' PROFITS

  For their services the Underwriters (see Part A, "Underwriting") receive a commission based on the sales charge of a particular Trust (see "Public Offering--Offering Price") as adjusted pursuant to the Agreement Among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter's commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses, as the case may be, in the amount of any difference between the cost of the Bonds to a Trust (which is based on the aggregate offering price of the underlying Bonds on the Date of Deposit) and the purchase price of such Bonds to the Sponsor (which is the cost of the Bonds at the time they were acquired for the account of a Trust and the cost of the Deposited Units at the time they were acquired by the Sponsor). (See Part A, "Portfolio of Securities"--Note
(3).) Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash, if any, made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor's businesses to the extent permitted by applicable regulations and may be of use to the Sponsor.

  In maintaining a market for the Units of a Trust (see "Public Offering-- Market for Units"), the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units (see "Public Offering-- Offering Price").

RIGHTS OF UNIT HOLDERS

CERTIFICATES

  Ownership of Units of a Trust is evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

  Certificates may be issued in denominations of one Unit or any multiple thereof. A Unit holder may be required to pay $2.00 per certificate reissued or transferred, and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

DISTRIBUTION OF INTEREST AND PRINCIPAL

  Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Unit holders in such Trust of record as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Unit holders on previous Monthly Distribution Dates. (See Part A, "Summary of Essential Information," "Tax Exempt Securities Trust--Expenses and Charges" and "Rights of Unit Holders--Redemption of Units.")

  The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. (See Part A, "Summary of Essential Information.") Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Unit holders as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the "Monthly Income Distribution") plus such Unit holders' pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Part A, "Summary of Essential Information" for a Trust and will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

  Normally, interest on the Bonds in the Portfolio of a Trust is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date or Record Dates, as the case may be. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup advances made by it in anticipation of receipt of interest payments on such Bonds by reducing the amount distributed per Unit in one or more Monthly Interest Distributions. If Units are redeemed subsequent to such advances by the Trustee, but prior to receipt by the Trustee of actual notice of such failure to pay interest, the amount of which was so advanced by the Trustee, each remaining Unit holder will be subject to a greater pro rata reduction in his Monthly Interest Distribution than would have occurred absent such redemptions. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Unit holders and are available for use by The Chase Manhattan Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds comprising a Trust Portfolio, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unit holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Unit holder sells all or a portion of his Units a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Unit holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds. (See "Rights of Unit Holders--Redemption of Units--Computation of Redemption Price per Unit.") The Trustee is also entitled to withdraw from the Interest Account, and to the extent funds are not sufficient therein, from the Principal Account, on one or more Record Dates as may be appropriate, amounts sufficient to recoup advances which it has made in anticipation of the receipt by the Trust of interest in respect of Bonds which subsequently fail to pay interest when due.

  As of the first day of each month the Trustee will deduct from the Interest Account of a Trust and, to the extent funds are not sufficient therein, from the Principal Account of such Trust, amounts necessary to pay the expenses of such Trust. (See "Tax Exempt Securities Trust--Expenses and Charges.") The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Rights of Unit Holders-- Redemption of Units.")

  The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds of such Trust from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor's purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advancements to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

REPORTS AND RECORDS

  The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and, to the extent then determined, information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. The accounts of a Trust shall be audited not less frequently than annually by independent auditors designated by the Sponsor, and the report of such auditors shall be furnished by the Trustee to Unit holders upon request.

  The Trustee shall keep available for inspection by Unit holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unit holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

REDEMPTION OF UNITS

  Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

  Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Unit holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  Within seven calendar days following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A on the date of tender. (See "Redemption of Units--Computation of Redemption Price per Unit.") The "date of tender" is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day. For information relating to the purchase by the Sponsor of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see "Redemption of Units--Purchase by the Sponsor of Units Tendered for Redemption."

  Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales, if required, could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

  COMPUTATION OF REDEMPTION PRICE PER UNIT--The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Unit holders of such Trust of record as of a date prior to the evaluation. The Evaluator may determine the value of the Bonds in the Trust (1) on the basis of current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices for comparable securities, (3) by appraisal, or (4) by any combination of the above.

  The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference usually will not exceed 3%. The price at which Units may be redeemed could be less than the price paid by the Unit holder. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Part A, "Summary of Essential Information."

  PURCHASE BY THE SPONSOR OF UNITS TENDERED FOR REDEMPTION--The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unit holder in an amount not less than the Redemption Price not later than the day on which the Units would otherwise have been redeemed by the Trustee. (See "Public Offering--Market for Units.")

  The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. (See "Public Offering--Offering Price.") Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units. (See "Public Offering--Sponsor's and Underwriters' Profits.")

SPONSOR

  Smith Barney Inc., 388 Greenwich Street, New York, New York 10013 ("Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Smith Barney is an indirect wholly-owned subsidiary of The Travelers Inc.

  Smith Barney or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as sponsor of most Series of Defined Assets Funds. The Sponsor has acted previously as managing underwriter of other investment companies. In addition to participating as a member of various underwriting and selling groups or as agent of other investment companies, the Sponsor also executes orders for the purchase and sale of securities of investment companies and sells securities to such companies in its capacity as broker or dealer in securities.

LIMITATIONS ON LIABILITY

  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Unit holders for taking any action or refraining from any action in good faith or for errors in judgment or responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. (See "Sponsor--Responsibility" below.)

RESPONSIBILITY

  Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds, including default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Unit holders.

  The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

  It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

  Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unit holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

RESIGNATION

  If the Sponsor resigns or otherwise fails or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

  The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

LIMITATIONS ON LIABILITY

  The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. (See "Tax Exempt Securities Trust-- Portfolio.") For information relating to the responsibilities and indemnification of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders", "Sponsor--Resignation" and "Other Charges."

RESIGNATION

  By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

  The Evaluator is Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

LIMITATIONS ON LIABILITY

  The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Unit holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

RESPONSIBILITY

  The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Bonds on the basis of their offering prices, see "Public Offering--Offering Price."

RESIGNATION

  The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee, and in such event, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

AMENDMENT

  The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Unit holders; provided, that the Trust Agreement is not amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust, except for the substitution of certain refunding securities for such Bonds or to permit the Trustee to engage in business or investment activities not specifically authorized in the Trust Agreement as originally adopted. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

TERMINATION

  The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Unit holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under Part A, "Summary of Essential Information." In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust, and, after paying all expenses and charges incurred by such Trust, will distribute to each Unit holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

LEGAL OPINION

  The legality of the Units has been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

AUDITORS

  The statements of financial condition and the portfolios of securities included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing.

BOND RATINGS+

  All ratings shown under Part A, "Portfolio of Securities", except those identified otherwise, are by Standard & Poor's.

STANDARD & POOR'S

  A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees.

  The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

  The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

  The ratings are based, in varying degrees, on the following considerations:

    I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

    II. Nature of and provisions of the obligation; and

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

  AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

  AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

  A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

  BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

  Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  Provisional Ratings: The letter "p" following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements
-------
+As described by the rating agencies.

is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

  Conditional rating(s), indicated by "Con" are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

MOODY'S

  A brief description of the applicable Moody's rating symbols and their meanings is as follows:

  Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

  Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

  A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

  Baa--Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Rating symbols may include numerical modifiers "1," "2," or "3." The numerical modifier "1" indicates that the security ranks at the high end, "2" in the mid-range, and "3" nearer the low end of the generic category. These modifiers of rating symbols "Aa," "A" and "Baa" are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

FITCH

  AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

  AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

  A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

  BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

DUFF & PHELPS

  AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

  AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

  A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

  This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after Federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected Federal income tax rates and the tax brackets for the 1997 taxable year. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax.

1997 TAX YEAR
--------------------------------------------------------------------------------

      TAXABLE INCOME BRACKET                           TAX EXEMPT YIELD
                                   FEDERAL
   JOINT RETURN    SINGLE RETURN   TAX RATE 4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
                                                   TAXABLE EQUIVALENT YIELD
-----------------------------------------------------------------------------------------
   $      0-
     41,200       $      0- 24,650  15.00%  4.71%  5.29%  5.88%  6.47%   7.06%  7.65%
   $ 41,201-
     99,600       $ 24,651- 59,750  28.00%  5.56   6.25   6.94   7.64    8.33   9.03
   $ 99,601-
    121,200       $ 59,751-121,200  31.00%  5.80   6.52   7.25   7.97    8.70   9.42
   $121,201-
    151,750       $121,201-124,650  31.93%  5.88   6.61   7.35   8.08    8.81   9.55
   $151,751-
    271,050       $124,651-271,050  37.08%  6.36   7.15   7.95   8.74    9.54  10.33
   OVER
    $271,050      OVER $271,050     40.79%  6.76   7.60   8.44   9.29   10.13  10.98
-----------------------------------------------------------------------------------------


Note: This table reflects the following:

  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $121,200, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $181,800 for married taxpayers filing a joint tax return and $121,200 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PERFORMANCE INFORMATION

  Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

PROSPECTUS--PART C:
--------------------------------------------------------------------------------
  NOTE: PART C OF THIS PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY
                                 PARTS A AND B.
--------------------------------------------------------------------------------
TAX EXEMPT SECURITIES TRUST--THE STATE TRUSTS

  Potential purchasers of the Units of a State Trust should consider the fact that the Trust's Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

CALIFORNIA TRUST

  RISK FACTORS--

  Beginning in the 1990-91 fiscal year, California faced the worst economic, fiscal and budget conditions since the 1930s. Construction, manufacturing (especially aerospace), exports and financial services, among others, were severely affected. Job losses were the worst of any post-war recession and have been estimated to exceed 800,000.

  The recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State has also faced a structural imbalance in its budget with the largest programs supported by the General Fund--K-12 schools and community colleges, health, welfare and corrections--growing at rates higher than the growth rates for the principal revenue sources of the General Fund. (The General Fund, the State's main operating fund, consists of revenues which are not required to be credited to any other fund.) The State experienced recurring budget deficits. The State Controller reported that expenditures exceeded revenues for four of the six fiscal years ending with 1992-93, and were essentially equal in 1993-94. According to the Department of Finance, the State suffered a continuing budget deficit of approximately $2.8 billion in the Special Fund for Economic Uncertainties. (Special Funds account for revenues obtained from specific revenue sources, and which are legally restricted to expenditures for specified purposes.) The 1993-94 Budget Act incorporated a Deficit Reduction Plan to repay this deficit over two years. The original budget for 1993-94 reflected revenues which exceeded expenditures by approximately $2.8 billion. As a result of continuing recession, the excess of revenues over expenditures for the 1993-94 fiscal year was less than $300 million. The accumulated budget deficit at June 30, 1994 was not able to be retired by June 30, 1995 as planned. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95. The accumulated budget deficits over the past several years, together with expenditures for school funding which have not been reflected in the budget, and the reduction of available internal borrowable funds, have combined to significantly deplete the State's cash resources to pay its ongoing expenses. In order to meet its cash needs, the State has had to rely for several years on a series of external borrowings, including borrowings past the end of a fiscal year. At the end of its 1995-96 fiscal year, however, the State did not borrow moneys into the subsequent fiscal year.

  Since the severe recession, California's economy has been recovering. Employment has grown by over 500,000 in 1994 and 1995, and the prerecession level of total employment is expected to be matched by early 1996. The strongest growth has been in export-related industries, business services, electronics, entertainment and tourism, all of which have offset the recession-related losses which were heaviest in aerospace and defense-related industries (accounting for approximately two-thirds of the job losses), finance and insurance. Residential housing construction, with new permits for under 100,000 annual new units issued in 1994 and 1995, is weaker than in previous recoveries, but has been growing slowly since 1993.

  Sectors which are now contributing to California's recovery include construction and related manufacturing, wholesale and retail trade, transportation and several service industries such as amusements and recreation, business services, and management consulting. Electronics is showing modest growth and the rate of decline in aerospace manufacturing is slowly diminishing. As a result of these factors, average 1994 non-farm employment exceeded expectations and grew beyond 1993 levels.

  Many California counties continue to be under severe fiscal stress. Such stress has impacted smaller, rural counties and larger urban counties such as Los Angeles, and Orange County, which declared bankruptcy in 1994. Orange County has implemented significant reductions in services and personnel, and continues to face fiscal constraints in the aftermath of its bankruptcy.

                                 1994-95 BUDGET

  The 1994-95 Fiscal Year represented the fourth consecutive year the Governor and Legislature were faced with a very difficult budget environment to produce a balance budget. Many program cuts and budgetary adjustments have already been made in the last three years. The Governor's May Revision to his Budget proposal recognized that the accumulated deficit could not be repaid in one year, and proposed a two-year solution. The May Revision set forth revenue and expenditure forecasts and revenue and expenditure proposals which would result in operating surpluses for the budget for both 1994-95 and 1995-96, and would lead to the elimination of the accumulated deficit, estimated at about $2 billion at June 30, 1994, by June 30, 1996.

  The 1994-95 Budget Act, signed by the Governor on July 8, 1994, projected revenues and transfers of $41.9 billion, about $2.1 billion higher than revenues in 1993-94. This reflected the Administration's forecast of an improved economy. Also included in this figure was the projected receipt of about $360 million from the Federal Government to reimburse the State for the cost of incarcerating undocumented immigrants. The Legislature took no action on a proposal in the Governor's January Budget to undertake expansion of the transfer of certain programs to counties, which would also have transferred to counties 0.5% of the State's current sales tax. The Budget Act projected Special Fund revenues of $12.1 billion, a decrease of 2.4% from 1993-94 estimated levels.

  The 1994-95 Budget Act projected General Fund expenditures of $40.9 billion, an increase of $1.6 billion over 1993-94. The Budget Act also projected Special Fund expenditures of $13.7 billion, a 5.4% increase over 1993-94 estimated expenditures. The principal features of the Budget Act were the following:

    1. Reductions of approximately $1.1 billion in health and welfare programs.

    2. A General Fund increase of approximately $38 million in support for the University of California and $65 million for the California State University. It was anticipated that student fees for both the U.C. and the C.S.U. would increase up to 10%.

    3. Proposition 98 funding for K-14 schools was increased by $526 million from the 1993-94 levels, representing an increase for enrollment growth and inflation. Consistent with previous budget agreements, Proposition 98 funding provided approximately $4,217 per student for K-12 schools, equal to the level in the prior three years.

    4. Legislation enacted with the Budget Act clarified laws passed in 1992 and 1993 requiring counties and other local agencies to transfer funds to local school districts, thereby reducing State aid. Some counties had implemented programs providing less moneys to schools if there were redevelopment agencies projects. The legislation banned this method of transfers. If all counties had implemented this method, General Fund aid to K-12 schools would have increased by $300 million in each of the 1994-95 and 1995-96 Fiscal Years.

    5. The Budget Act provided funding for anticipated growth in the State's prison inmate population, including provisions for implementing recent legislation (the so-called "Three Strikes" law) which requires mandatory life sentences for certain third-time felony offenders.

    6. Additional miscellaneous cuts ($500 million) and fund transfers ($255 million) totalling in the aggregate approximately $755 million.

  The 1994-95 Budget Act contained no tax increases. Under legislation enacted for the 1993-94 Budget, the renters' tax credit was suspended for 1993 and 1994. A ballot proposition to permanently restore the renters' credit after this year failed at the June 1994 election. The Legislature enacted a further one-year suspension of the renters' tax credit, saving about $390 million in the 1995-96 Fiscal Year. The 1994-95 Budget assumed that the State would use a cash flow borrowing program in 1994-95 which would combine one-year notes and warrants. Issuance of the warrants would allow the State to defer repayment of approximately $1 billion of its accumulated budget deficit into the 1995-96 Fiscal Year.

  May 1995 reports by the Department of Finance indicated that General Fund revenues for the 1994-95 Fiscal Year exceeded projections, and expenditures were lower than projected due to slower than anticipated health/welfare caseload growth and school enrollments. The overall effect was to improve the budget by approximately $500 million, leaving an estimated deficit of about $630 million as of June 30, 1995.

  Department of Finance analysis of the 1994-95 Fiscal Year budget indicated that approximately $98 million was appropriated for the State to offset costs of incarcerating illegal immigrants, in contrast to the $356 million assumed for this purpose by the State's 1994-95 Budget Act. Approximately $33 million of these funds were estimated to be received by the State during the 1994-95 Fiscal Year, with the remainder to be received the following fiscal year. Departing from 1994-95 Fiscal Year assumptions, the federal budget contains $400 million in additional funding for refugee assistance and health costs. However, the Department of Finance did not expect that the State would continue its efforts to obtain all or a portion of these federal funds.

                                 1995-96 BUDGET

  The state began the 1995-96 Fiscal Year with strengthening revenues based on an improving economy and the smallest nominal "budget gap" to be closed in many years.

  The 1995-96 Budget Act, signed by the Governor on August 3, 1995, projects General Fund revenues and transfers of $44.1 billion, about $2.2 billion higher than projected revenues in 1994-95. The Budget Act projects Special Fund revenues of $12.7 billion, an increase from $12.1 billion projected in 1994-95.

  The Department of Finances released updated projections for the 1995-96 fiscal year in May, 1996, estimating that revenues and transfers to be $46.1 billion, approximately $2 billion over the original fiscal year estimate. Expenditures also increased, to an estimated $45.4 billion, as a result of the requirement to expend revenues for schools under Proposition 98, and, among other things, failure of the federal government to budget new aid for illegal immigrant costs which had been counted on to allow reductions in costs.

  The principal features of the Budget Act were the following:

    1. Proposition 98 funding for schools and community colleges will increase by about $1 billion (General Fund) and $1.2 billion total above revised 1994-95 levels. Because of higher than projected revenues in 1994-95, an additional $543 million is appropriated to the 1994-95 Proposition 98 entitlement. A significant component of this amount is a block grant of about $54 per pupil for any one-time purpose. Per-pupil expenditures are projected to increase by another $126 in 1995-96 to $4,435. A full 2.7% cost of living allowance is funded for the first time in several years. The budget compromise anticipated a settlement of the CTA v. Gould litigation.

    2. Cuts in health and welfare costs totaling about $900 million, some of which would require federal legislative approval.

    3. A 3.5% increase in funding for the University of California ($90 million General Fund) and the California State University system ($24 million General Fund), with no increases in student fees.

    4. The updated Budget assumes receipt of $494 million in new federal aid for costs of illegal immigrants, in excess of federal government commitments.

    5. General Fund support for the Department of Corrections is increased by about 8 percent over 1994-95, reflecting estimates of increased prison population. This amount is less than was proposed in the 1995 Governor's Budget.

                                 1996-97 BUDGET

  The 1996-97 Budget Act was signed by the Governor on July 15, 1996, and projected General Fund revenues and transfers of approximately $47.64 billion and General Fund expenditures of approximately $47.25 billion. The Governor vetoed about $82 million of appropriations (both General Fund and Special Fund) and the State has implemented its regular cash flow borrowing program with the issuance of $3.0 billion of Revenue Anticipation Notes to mature on or before June 30, 1997. The 1996-97 Budget Act appropriated a budget reserve in the Special Fund for Economic Uncertainties of $305 million, as of June 30, 1997. The Department of Finance projects that, on June 30, 1997, the State's available internal borrowable (cash) resources will be approximately $2.9 billion, after payment of all obligations due by that date, so that no cross-fiscal year borrowing will be needed.

  The State Legislature rejected the Governor's proposed 15% cut in personal income taxes (to be phased over three years), but did approve a 5% cut in bank and corporation taxes, to be effective for income years starting on June 1, 1997. As a result, revenues for the Fiscal Year will be an estimated $550 million higher than projected in the May Revision to the 1996-97 Budget, and are now estimated to total $47.643 billion, a 3.3 percent increase over the final estimated 1995-96 revenues. Special Fund revenues are estimated to be $13.3 billion.

  The Budget Act contains General Fund appropriations totaling $47.251 billion, a 4.0 percent increase over the final estimated 1995-96 expenditures. Special Fund expenditures are budgeted at $12.6 billion.

  The following are the principal features of the 1996-97 Budget Act:

    1. Proposition 98 funding for schools and community college districts increased by almost $1.6 billion (General Fund) and $1.65 billion total above revised 1995-96 level periods. Almost half of this money was budgeted to fund class-size reduction in kindergarten and grades 1-3. Also, for the second year in a row, the full cost of living allowance (3.2 percent) was funded. The Proposition 98 increases have brought K-12 expenditures to almost $4,800 per pupil (also called per ADA, or Average Daily Attendance), an almost 15% increase over the level prevailing during the recession years. Community colleges will receive an increase in funding of $157 million for 1996-97 out of this $1.6 billion total.

    2. Proposed cuts in health and welfare totaling $660 million. All of these cuts require federal law changes (including welfare reform), federal waivers, or federal budget appropriations in order to be achieved. The 1996-97 Budget Act assumes approval/action by October, 1996, with the savings to be achieved beginning in November, 1996. The 1996-97 Budget Act was based on continuation of previously approved assistance levels for Aid to Families with Dependent Children and other health and welfare programs, which had been reduced in prior years, including suspension of State authorized cost of living increases. Part of the federal actions referred to above is approval to maintain reduced assistance levels in 1996-97. The Legislature did not approve the Governor's proposal for further cuts in these assistance levels. The Budget Act does include some $92 million for a variety of preventive programs in health and social services areas such as the prevention of teenage pregnancy and domestic violence.

    3. A 4.9 percent increase in funding for the University of California ($130 million General Fund) and the California State University system ($101 million General Fund), with no increases in student fees, maintaining the second year of the Governor's four-year "Compact" with the State's higher education units.

    4. The 1996-97 Budget Act assumed the federal government will provide approximately $700 million in new aid for incarceration and health care costs of illegal immigrants. These funds reduce appropriations in these categories that would otherwise have to be paid from the General Fund. (For purposes of cash flow projections, the Department of Finance expects $540 million of this amount to be received during the 1996-97 fiscal year.)

    5. General Fund support for the Department of Corrections was increased by about 7 percent over the prior year, reflecting estimates of increased prison population.

    6. With respect to aid to local governments, the principal new programs included in the 1996-97 Budget Act are $100 million in grants to cities and counties for law enforcement purposes, and budgeted $50 million for competitive grants to local governments for programs to combat juvenile crime. The 1996-97 Budget Act also assumed that legislation will be adopted to revise the Trial Court Funding program, so that future increases in trial court costs will be funded by the State; this change will not have a significant impact in 1996-97.

  The 1996-97 Budget Act did not contain any tax increases. As noted, there was a reduction in corporate taxes. In addition, the Legislature approved another one-year suspension of the Renters Tax Credit, saving $520 million in expenditures.

  THE FOREGOING DISCUSSION IS BASED ON OFFICIAL STATEMENTS AND OTHER INFORMATION PROVIDED BY THE STATE OF CALIFORNIA. THE STATE HAS INDICATED THAT ITS DISCUSSION OF BUDGETARY INFORMATION IS BASED ON ESTIMATES AND PROJECTIONS OF REVENUES AND EXPENDITURES FOR THE CURRENT FISCAL YEAR AND MUST NOT BE CONSTRUED AS STATEMENTS OF FACT; THE ESTIMATES AND PROJECTIONS ARE BASED UPON VARIOUS ASSUMPTIONS WHICH MAY BE AFFECTED BY NUMEROUS FACTORS, INCLUDING FUTURE ECONOMIC CONDITIONS IN THE STATE AND THE NATION, AND THERE CAN BE NO ASSURANCE THAT THE ESTIMATES WILL BE ACHIEVED.

                          RECENT VOTER INITIATIVE

  "Proposition 218" or the "Right to Vote on Taxes Act" (the "Proposition") was approved by the California electorate at the November, 1996 general election. Officially titled "Voter Approval For Local Government Taxes, Limitation on Fees, Assessments and Charges Initiative Constitutional Amendment," the Act was approved by a majority of the voters voting at the election and adds Articles XIIIC and XIIID to the California Constitution.

  The Proposition, among other things, requires local governments to follow certain procedures in imposing or increasing any fee or charge as defined. "Fee" or "charge" is defined to mean "any levy other than an ad valorem tax, a special tax or an assessment imposed by an agency upon a parcel or upon a person as an incident of property ownership, including user fees or charges for a property related service."

  The procedure required by the Proposition to impose or increase any fee or charge include a public hearing upon the proposed fee or charge and the opportunity to present written protests by the owners of the parcels subject to the proposed fee or charge. If written protests against the proposed fee or charge are presented by a majority of owners of the identified parcels, the local government shall not impose the fee or charge.

  The Proposition further provides as follows:

    "Except for fees or charges for sewer, water, and refuse collection services, no property related fee or charge shall be imposed or increased unless and until such fee or charge is submitted and approved by a majority vote of the property owners of the property subject to the fee or charge or, at the option of the agency, by a two-thirds vote of the electorate residing in the affected area."

  Additionally, the Proposition provides, with respect to standby charges, as follows:

    "No fee or charge may be imposed for a service unless that service is actually used by, or immediately available to, the owner of the property in question. Fees or charges based on potential or future use of a service are not permitted. Standby charges, whether characterized as charges or assessments, shall be classified as assessments and shall not be imposed without compliance with Section 4 of this Article."

  The Proposition provides that beginning July 1, 1997, all fees or charges shall comply with the Proposition's requirements.

  The Proposition is silent with respect to future increases of pre-existing fees or charges which are pledged to payment of indebtedness or obligations previously incurred by the local government. Presumably, the Proposition cannot preempt outstanding contractual obligations protected by the contract impairment clause of the federal constitution. However, with respect to any given situation or case, litigation may be the method which will settle any question concerning the authority of a local government to increase fees or charges outside of the strictures of the Proposition in order to meet contractual obligations.

  Proposition 218 also contains a new provision subjecting "matters of reducing or repealing any local tax, assessments and charges" to the initiative power. This means that no city or local agency revenue source is safe from reduction or repeal pursuant to the initiative process.

  Litigation concerning various elements of the Proposition may ultimately ensue and clarifying legislation may be enacted.

                           STATE APPROPRIATIONS LIMIT

  The State is subject to an annual appropriations limit imposed by Article XIIIB of the State Constitution (the "Appropriations Limit"), and is prohibited from spending "appropriations subject to limitation" in excess of the Appropriations Limit. Article XIIIB, originally adopted in 1979, was modified substantially by Propositions 98 and 111 in 1988 and 1990, respectively. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees to the extent that such proceeds exceed the reasonable cost of providing the regulation, product or service. The Appropriations Limit is based on the limit for the prior year, adjusted annually for certain changes, and is tested over consecutive two-year periods. Any excess of the aggregate proceeds of taxes received over such two-year period above the combined Appropriation Limits for those two years is divided equally between transfers to K-14 districts and refunds to taxpayers.

  Exempted from the Appropriations Limit are debt Service costs of certain bonds, court or federally mandated costs, and, pursuant to Proposition 111, qualified capital outlay projects and appropriations or revenues derived from any increase in gasoline taxes and motor vehicle weight fees above January 1, 1990 levels. Some recent initiatives were structured to create new tax revenues dedicated to specific uses and expressly exempted from the Article XIIIB limits. The Appropriations Limit may also be exceeded in cases of emergency arising from civil disturbance or natural disaster declared by the Governor and approved by two-thirds of the Legislature. If not so declared and approved, the Appropriations Limit for the next three years must be reduced by the amount of the excess.

  Article XIIIB, as amended by Proposition 98 on November 8, 1988, also establishes a minimum level of state funding for school and community college districts and requires that excess revenues up to a certain limit be transferred to schools and community college districts instead of returned to the taxpayers. Determination of the minimum level of funding is based on several tests set forth in Proposition 98. During fiscal year 1991-1992 revenues were smaller than expected, thus reducing the payment owed to schools in 1991-92 under alternate "test" provisions. In response to the changing revenue situation, and to fully fund the Proposition 98 guarantee in the 1991-1992 and 1992-1993 fiscal years without exceeding it, the Legislature enacted legislation to reduce 1991-92 appropriations. The amount budgeted to schools but which exceeded the reduced appropriation was treated as a non-Proposition 98 short-term loan in 1991-92. As part of the 1992-93 Budget, $1.083 billion of the amount budgeted to K-14 schools was designated to "repay" the prior year loan, thereby reducing cash outlays in 1992-93 by that amount. To maintain per-average daily attendance ("ADA") funding, the 1992-93 Budget included loans of $732 million to K-12 schools and $241 million to community colleges, to be repaid from future Proposition 98 entitlements. The 1993-94 Budget also provided new loans of $609 million to K-12 schools and $178 million to community colleges to maintain ADA funding. These loans have been combined with the 1992-93 fiscal year loans into one loan of $1.760 billion, to be repaid from future years' Proposition 98 entitlements, and conditioned upon maintaining current funding levels per pupil at K-12 schools.

  A Sacramento County Superior Court in California Teachers' Association, et al. v Gould, et al., ruled that the 1992-93 loans to K-12 schools and community colleges violate Proposition 98. As part of the negotiations leading to the 1995-96 Budget Act, an oral agreement was reached to settle this case. The parties reached a conditional final settlement of the case in April, 1996. The settlement required adoption of legislation satisfactory to the parties to implement its terms, which has occurred, and final approval by the court, which was pending in early July, 1996.

  The settlement provides, among other things, that both the State and K-14 schools share in the repayment of prior years' emergency loans to schools. Of the total $1.76 billion in loans, the State will repay $935 million by forgiveness of the amount owed, while schools will repay $825 million. The State share of the repayment will be reflected as expenditures above the current Proposition 98 base circulation. The schools' share of the repayment will count as appropriations that count toward satisfying the Propositions 98 guarantee, or from "below" the current base. Repayments are to be spread over the eight-year period beginning 1994-95 through 2002-03. Once the Director of Finance certifies that a settlement has occurred, approximately $377 million in appropriations from the 1995-96 fiscal year to schools will be disbursed.

  Because of the complexities of Article XIIIB, the ambiguities and possible inconsistencies in its terms, the applicability of its exceptions and exemptions and the impossibility of predicting future appropriations, the Sponsor cannot predict the impact of this or related legislation on the bonds in the Trust Portfolio. Other Constitutional amendments affecting state and local taxes and appropriations have been proposed from time to time. If any such initiatives are adopted, the state could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions such as Proposition 98 and others that may be adopted in the future, may place increasing pressure on the State's budget over future years, potentially reducing resources available for other State programs, especially to the extent that the Article XIIIB spending limit would restrain the State's ability to fund such other programs by raising taxes.

                               STATE INDEBTEDNESS

  As of July 1, 1996, the State had over $18.20 billion aggregate amount of its general obligation bonds outstanding. General obligation bond authorizations in an aggregate amount of approximately $4.31 billion remained unissued as of July 1, 1996. The State also builds and acquires capital facilities through the use of lease purchase borrowing. As of July 1, 1996, the State had approximately $5.85 billion of outstanding Lease-Purchase Debt.

  In addition to the general obligation bonds, State agencies and authorities had approximately $20.77 billion aggregate principal amount of revenue bonds and notes outstanding as of June 30, 1996. Revenue bonds represent both obligations payable from State revenue-producing enterprises and projects, which are not payable from the General Fund, and conduit obligations payable only from revenues paid by private users of facilities financed by such revenue bonds. Such enterprises and projects include transportation projects, various public works and exposition projects, educational facilities (including the California State University and University of California systems), housing, health facilities and pollution control facilities.

                                   LITIGATION

  The State is a party to numerous legal proceedings. In addition, the State is involved in certain other legal proceedings that, if decided against the State, might require the State to make significant future expenditures or impair future revenue sources. Examples of such cases include challenges to certain vehicle license fees and challenges to the State's use of Public Employee Retirement System funds to offset future State and local pension contributions. Other cases which could significantly impact revenue or expenditures involve challenges of payments of wages under the Fair Labor Standards Act, the method of determining gross insurance premiums involving health insurance, property tax challenges, challenges of transfer of moneys from State Treasury special fund accounts to the State's General Fund pursuant to 1991, 1992, 1993 and 1994 Budget Acts. Because of the prospective nature of these proceedings, it is not presently possible to predict the outcome of such litigation or estimate the potential impact on the ability of the State to pay debt service on its obligation.

                                    RATINGS

  During 1996, the ratings of California's general obligation bonds was upgraded by the following rating agencies. Recently Standard & Poor's Ratings Group upgraded its rating of such debt to A+; the same rating has been assigned to such debt by Fitch Investors Service. Moody's Investors Service has assigned such debt an A1 rating. Any explanation of the significance of such ratings may be obtained only from the rating agency furnishing such ratings. There is no assurance that such ratings will continue for any given period of time or that they will not be revised downward or withdrawn entirely if, in the judgment of the particular rating agency, circumstances so warrant.

  The Sponsor believes the information summarized above describes some of the more significant aspects relating to the California Trust. The sources of such information are Preliminary Official Statements and Official Statements relating to the State's general obligation bonds and the State's revenue anticipation notes, or obligations of other issuers located in the State of California, or other publicly available documents. Although the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects.

  CALIFORNIA TAXES --

  In the opinion of LeBoeuf, Lamb, Greene & MacRae L.L.P., Los Angeles, California, special counsel on California tax matters, under existing law:

    The California Trust is not taxable as a corporation for California tax purposes. Interest on the underlying Securities owned by the California Trust that is exempt from personal income taxes imposed by the State of California will retain its status as interest exempt from personal income tax imposed by the State of California.

    Each Unit Holder of the California Trust will recognize gain or loss on the sale, redemption or other disposition of Securities within the California Trust, or on the sale or other disposition of Unit Holders interest in the California Trust. As a result, a Unit Holder may incur California tax liability upon the sale, redemption or other disposition of Securities within the California Trust or upon the sale or other disposition of his or her Units.

    It is notable that the exemption of interest income with respect to Securities within the California Trust under the California personal income tax law does not necessarily result in exemption under the income tax laws of the federal government or any other state or political subdivision. The laws of state and local taxing authorities vary with respect to the taxation of such obligations and each Unit Holder should consult his or her own tax advisor as to the tax consequences of his or her investment in the California Trust under other applicable federal, state and local tax laws.

FLORIDA TRUST

  RISK FACTORS --

POPULATION

  In 1980, Florida was the seventh most populous state in the U.S. The State has grown dramatically since then and as of April 1, 1995, ranks fourth with an estimated population of 14.1 million. Florida's attraction, as both a growth and retirement state, has kept net migration at an average of 227,000 new residents a year from 1985 through 1995. The U.S. average population increase since 1984 is about 1% annually, while Florida's average annual rate of increase is about 2.3%. Florida continues to be the fastest growing of the eleven largest states. This strong population growth is one reason the State's economy is performing better than the nation as a whole. In addition to attracting senior citizens to Florida as a place for retirement, the State is also recognized as attracting a significant number of working age individuals. Since 1985, the prime working age population (18-44) has grown at an average annual rate of 2.2%. The share of Florida's total working age population (18-
59) to total State population is approximately 54%. This share is not expected to change appreciably into the twenty-first century.

INCOME

  The State's personal income has been growing strongly the last several years and has generally out performed both the U.S. as a whole and the southeast in particular, according to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference. This is because Florida's population has been growing at a very strong pace and, since the early 70's, the State's economy has diversified so as to provide a broader economic base. As a result, Florida's real per capita personal income has tracked closely with the national average and has tracked above the southeast. From 1985 through 1995, the State's real per capita income rose an average 5.0% a year, while the national real per capita income increased at an average 4.9%.

  Because Florida has a proportionately greater retirement age population, property income (dividends, interest, and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income. For example, Florida's total wages and salaries and other labor income in 1994 was 60.6% of total personal income, while a similar figure for the nation was 70.8%. Transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods.

  The State's per capita personal income in 1995 of $22,916 was slightly above national average of $22,788 and significantly ahead of that for the southeast United States, which was $20,645. Real personal income in the State is estimated to increase 4.2% in 1996-97 and 4.4% in 1997-98. Real personal income per capita in the State is projected to grow at 2.3% in 1996-97 and 2.6% in 1997-98. The Florida economy appears to be performing in line with the U.S economy and is expected to experience steady if unspectacular growth over the next couple of years.

EMPLOYMENT

  Since 1985, the State's population has increased an estimated 26.1%. In that same period, Florida's total non-farm employment has grown by over 36%. Since 1985, the job creation rate in the State is more than twice that of the nation as a whole. Contributing to this is State's rapid rate of growth in employment and income is international trade. Changes to its economy have also contributed to the State's strong performance. The State is now less dependent on employment from construction, construction related manufacturing, and resource based manufacturing, which have declined as a proportion of total State employment. The State's service sector employment is nearly 87% of total non-farm employment. While the southeast and the nation have a greater proportion of manufacturing jobs, which tend to pay higher wages, service jobs tend to be less sensitive to swings in the business cycle. The State has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These type of manufacturing jobs tend to be less cyclical. The State's unemployment rate throughout the 1980's tracked below the nation's. As the State's economic growth has slowed, its unemployment rate has tracked above the national average. The average rate in the State since 1986 is 6.2%. The national average also is 6.2%. According to the U.S. Department of Commerce, the Florida Department of Labor and Employment Security, and the Florida Consensus Economic Estimating Conference (together the "Organization") the State's unemployment rate was 5.5% during 1995. As of November 1996, the Organization estimates that the unemployment rate will be 5.3% for 1996 and 5.3% in 1997.

  The State's economy is expected to decelerate along with the nation, but is expected to outperform the nation as a whole. Total non-farm employment in Florida is expected to grow at an increase of 2.9% in 1996-97 and 2.9% in 1997-
98. Trade and services, the two largest, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 4.3% in 1996-97, and again growing 4.3% in 1997-98. Trade is expected to expand 3.1% in 1997 and 2.9% in 1998. The service sector is now the State's largest employment category.

CONSTRUCTION

  The State's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's economy. For example, in 1980, total contract construction employment as a share of total non-farm employment was just about 7.5%, and in 1995, the share had edged downward to 5%. This trend is expected to continue as the State's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry, with single and multi-family housing starts accounting for about 8.5% of total U.S. housing starts in 1995 while the State's population is 5.4% of the U.S. total population. Florida's housing starts in 1995 were 115,000 and since 1985 averaged 148,500 a year.

  A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although the State currently is the fourth most populous state, its annual population growth is now projected to slow somewhat as the number of people moving into the State is expected to grow close to 230,000 a year throughout the 1990's. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in the State. For example, federal tax reform in 1986 and other changes to the federal income tax code have eliminated tax deduction for owners of more than two residential real estate properties and have lengthened depreciation schedules on investment and commercial properties. Economic growth and existing supplies of homes and buildings also contribute to the level of construction in the State.

  Single and multi-family housing starts in 1996-97 are projected to reach a combined level of 113,200 while increasing to 116,000 next year. Lingering recessionary effects on consumers and tight credit are some of the reasons for relatively slow core construction activity, as well as lingering effects from the 1986 tax reform legislation discussed above. Total construction expenditures are forecasted to increase 5.9% this year and increase 2.7% next year.

  The State has continuously been dependent on the highly cyclical construction and construction related manufacturing industries. While that dependency has decreased, the State is still somewhat at the mercy of the construction and construction related manufacturing industries. The construction industry is driven to a great extent by the State's rapid growth in population. There can be no assurance that population growth will continue throughout the 1990's in which case there could be an adverse impact on the State's economy through the loss of construction and construction related manufacturing jobs. Also, recent increases in interest rates could significantly adversely impact the financing of new construction within the State, thereby adversely impacting unemployment and other economic factors within the State. In addition, available commercial office space has tended to remain high over the past few years. So long as this glut of commercial rental space continues, construction of this type of space will likely continue to remain slow.

TOURISM

  Tourism is one of State's most important industries. Approximately 40.7 million tourists visited the State in 1995, as reported by the Florida Department of Commerce. In terms of business activities and State tax revenues, tourists in Florida in 1995 represented an estimated 4.5 million additional residents. Visitors to the State tend to arrive slightly more by air than by car. The State's tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Tourist arrivals are expected to increase by 2.7% this fiscal year and 3.2% next fiscal year. Tourist arrivals to Florida by air are expected to decrease by 5.2% this year and increase by 3.1% next year, while arrivals by car are expected to fall by 0.3% in 1996-97 but increase 3.2% in 1997-98. By the end of the State's current fiscal year, 42.6 million domestic and international tourists are expected to have visited the State. In 1996-97, tourist arrivals should approximate 43.9 million.

REVENUES AND EXPENSES

  Estimated fiscal year 1995-96 General Reserve plus Working Capital and Budget Stabilization funds available to the State total $15,419.3 million, a 4.0% increase over 1994-95. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to the State, $14,651.7 million of that is Estimated Revenues which represents an increase of 7.4% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund and Budget Stabilization appropriations at $14,651.7 million, unencumbered reserves at the end of 1995-96 are estimated at $697.8 million. Estimated, fiscal year 1996-97 General Reserve plus Working Capital and Budget Stabilization funds available total $16,601.7 million, a 7.7% increase over 1995-96. The $15,566.9 million in Estimated Revenues (including recent Measures Affecting Revenues) represents an increase of 6.2% over the previous year's Estimated Revenues. With Combined General Revenues, Working Capital Fund, and Budget Stabilization Fund appropriations at $15,582.2 million, unencumbered reserves as of the end of 1996-97 are estimated at $1,019.5 million.

  In fiscal year 1994-95, approximately 66% of the State's total direct revenue to its three operating funds were derived from State taxes and fees, with Federal grants and other special revenue accounting for the balance. State sales and tax, corporate income tax, intangible personal property tax, and beverage tax amounted to 69%, 7%, 4%, and 4%, respectively, of total General Revenue Funds available during fiscal 1994-95. In that same year, expenditures for education, health and welfare, and public safety amounted to approximately 51%, 31% and 14%, respectively, of total expenditures from the General Revenue Fund.

  The State's sales and use tax (6%) currently accounts for the State's single largest source of tax receipts. Slightly less than 10% of the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for use by the counties, and the municipalities therein. In addition to this distribution, local governments may (by referendum) assess a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. It alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%. For the fiscal year ended June 30, 1996, sales and use tax recipients (exclusive of the tax on gasoline and special fuels) totalled $11,461 million, an increase of 7.4% over fiscal year 1994-95.

  The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State's General Revenue Fund.

  The State imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totalling $441.5 million in fiscal year ending June 30, 1996. Alcoholic beverage tax receipts increased 1.0% from the previous years total. Ninety-eight percent of the revenues collected from this tax are deposited into the State's General Revenue Fund.

  The State imposes a corporate income tax. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1996, receipts from this source were $1,162.7 million, an increase of 9.3% from fiscal year 1994-95.

  The State imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The documentary stamp tax collections totalled $775.2 million during fiscal year 1995-96, an 11.5% increase from the previous fiscal year. For fiscal year 1994-95, 62.63% of these taxes were deposited to the General Revenue Fund.

  The State imposes a gross receipts tax on electric, natural gas, and telecommunications services. All gross receipts utilities tax collections are credited to the State's Public Education Capital Outlay and Debt Service Trust Fund. In fiscal year 1994-95, this amounted to $543.3 million, an increase of 6.9% over the previous fiscal year.

  The State imposes an intangible personal property tax on stocks, bonds, including bonds secured by liens in Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is 2 mils. Second, the State imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida real property. In fiscal year 1995-96, total intangible personal property tax collections were $895.9 million, a 9.5% increase from the prior year. Of the net tax proceeds, 66.5% are distributed to the General Revenue Fund.

  The State's severance tax taxes, oil, gas, and sulphur production, as well as the severance of phosphate rock and other solid minerals. total collections from severance taxes total $77.2 million during fiscal year 1995-96, up 26.1%, from the previous year. Currently, 58% of this amount is transferred to the General Revenue Fund.

  The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50% to the public in prizes, 38.0% for use in enhancing education, and the balance, 12.0%, for the costs of administering the lottery. Fiscal year 1995-96 lottery ticket sales totalled $2.07 billion, providing education with approximately $788.1 million.

DEBT-BALANCED BUDGET REQUIREMENT

  At the end of fiscal 1995, approximately $6.83 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. In addition, since July 1, 1995, the State issued about $1.3 billion in principal amount of full faith and credit bonds.

  The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

LITIGATION

  Currently under litigation are several issues relating to State actions or State taxes that put at risk substantial amounts of General Revenue Fund monies. Accordingly, there is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on the State's financial position.

  Florida law provides preferential tax treatment to insurers who maintain a home office in the State. Certain insurers challenged the constitutionality of this tax preference and sought a refund of taxes paid. Recently, the Florida Supreme Court ruled in favor of the State. This case and others, along with pending refund claims, total about $150 million.

  Previously the State imposed a $295 fee on the issuance of certificates of title for motor vehicles previously titled outside the State. Plaintiffs sued the State alleging that this fee violated the Commerce Clause of the U.S. Constitution. The Circuit Court in which the case was filed granted summary judgment for the plaintiffs, enjoined further collection of the impact fee and ordered refunds to all those who have paid the fee since the collection of the fee went into effect. In the State's appeal of the lower Court's decision, the Florida Supreme Court ruled that this fee was unconstitutional under the Commerce Clause. Thus, the Supreme Court approved the lower court's order enjoining further collection of the fee and requiring refund of the previously collected fees. The refund exposure of the State has been estimated to be in excess of $188 million.

  The State maintains a bond rating of Aa, AA, and AA from Moody's Investors Service, Standard & Poors Corporation, and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue source from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that the State is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Municipal Obligations purchased by the Florida Trust will not be adversely affected by any such changes.

  The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

  FLORIDA TAXES --

    In the opinion of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., Tampa, Florida, special counsel on Florida tax matters, under existing law:

    The Florida Trust will not be subject to the Florida income tax imposed by Chapter 220 so long as the Florida Trust transacts no business in Florida or has no income subject to federal income taxation. In addition, political subdivisions of Florida do not impose any income taxes.

    Non-Corporate Unit holders will not be subject to any Florida income taxation on income realized by the Florida Trust. Corporate Unit holders with commercial domiciles in Florida will be subject to Florida income taxation on income realized by the Trust. Other corporate Unit holders will be subject to Florida income taxation on income realized by the Florida Trust only to the extent that the income realized is other than "non-business income" as defined by Chapter 220.

    Florida Trust Units will be subject to Florida estate tax if owned by Florida residents and may be subject to Florida estate tax if owned by other decedents at death. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

    Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

    Neither the Florida Trust nor the Units will be subject to Florida intangible personal property tax.

NEW JERSEY TRUST

  RISK FACTORS--Prospective investors should consider the recent financial difficulties and pressures which the State of New Jersey (the "State") and certain of its public authorities have undergone.

  The State's 1996 Fiscal Year budget became law on June 30, 1995.

  Effective January 1, 1994, New Jersey personal income tax rates were cut by 5% for all taxpayers. Effective January 1, 1995, the personal income tax rates were cut by an additional 10% for most taxpayers. By a bill signed into law on July 4, 1995, New Jersey personal income tax rates have been further reduced so that coupled with the prior rate reductions, beginning with tax year 1996, personal income tax rates will be, depending on a taxpayer's level of income and filing status, 30%, 15% or 9% lower than 1993 rates. At this time, the effect of the tax reductions cannot be evaluated.

  Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6 percent during the first quarter of 1989 to a recessionary peak of 8.4% during 1992(4). Since then, the unemployment rate fell to 6.9% during the first quarter of 1995.

  In the first nine months of 1994, relative to the same period a year ago, job growth took place in services (3.5%) and construction (5.7%), more moderate growth took place in trade (1.9%), transportation and utilities (1.2%) and finance/insurance/real estate (1.4%), while manufacturing and government declined (by 1.5% and 0.1%, respectively). The net result was a 1.6% increase in average employment during the first nine months of 1994 compared to the first nine months of 1993.

  The insured unemployment rate, i.e. the number of individuals claiming benefits as a percentage of the number of workers covered by Unemployment Insurance, stopped rising in the winter of 1991 and had been stable at about
4.0 percent through June of 1992 before beginning a gradual decline to its December, 1994 level of 3.0 percent. It has since stabilized at about that level. After paying out approximately $125 million, the State's Emergency Unemployment Benefits Program ended on November 17, 1991 with the enactment of the Federal Emergency Unemployment Compensation (EUC) Program. Through the expiration of the EUC program on April 30, 1994, over $2.1 billion has been disbursed to claimants who exhausted their entitlement under the regular state program. Benefits under EUC are financed 100 percent by the federal government and thus do not impact the State's trust fund.

  Economic recovery is likely to be slow and uneven in New Jersey. Some sectors, like commercial and industrial construction, will undoubtedly lag because of continued excess capacity. Also, employers in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Other firms will continue to merge or downsize to increase profitability. As a result, job gains will probably come grudgingly and unemployment will recede at a correspondingly slow pace.

  Pursuant to the State Constitution, no money may be drawn from the State Treasury except for appropriations made by law. In addition, all monies for the support of State purposes must be provided for in one general appropriation law covering one and the same fiscal year.

  In addition to the Constitutional provisions, the New Jersey statutes contain provisions concerning the budget and appropriation system. Under these provisions, each unit of the State requests an appropriation from the Director of the Division of Budget and Accounting, who reviews the budget requests and forwards them with his recommendations to the Governor. The Governor then transmits his recommended expenditures and sources of anticipated revenue to the legislature, which reviews the Governor's Budget Message and submits an appropriations bill to the Governor for his signature by July 1 of each year. At the time of signing the bill, the Governor may revise appropriations or anticipated revenues. That action can be reversed by a two-thirds vote of each House. No supplemental appropriation may be enacted after adoption of the act, except where there are sufficient revenues on hand or anticipated, as certified by the Governor, to meet the appropriation. Finally, the Governor may, during the course of the year, prevent the expenditure of various appropriations when revenues are below those anticipated or when he determines that such expenditure is not in the best interest of the State.

  One of the major reasons for cautious optimism is found in the construction industry. Total construction contracts awarded in New Jersey have turned around, rising by 11.8% for the first two months of 1995 compared with 1994. By far, the largest boost came from residential construction awards which increased by 32.8% in 1995 compared with 1994. In addition, non-residential building construction awards have turned around, posting a 2.3% gain from 1994. Non-building construction awards increased approximately 12% in the first two months of 1995 compared with the same period in 1994.

  In addition to increases in construction contract awards, another reason for cautious optimism is rising new light truck registrations. New passenger car registrations issued during 1994 were virtually unchanged in New Jersey from a year earlier. However, registrations of new light trucks and vans (up to 10,000 lbs.) advanced strongly in 1994 increasing 19% during 1994. Retail sales for 1994 were up 7.5% compared to 1993. Retailers, such as those selling appliances and home furnishings, should benefit from increased residential construction. Car, light truck and van dealers should also benefit from the high (eight years) average age of autos on the road.

  Looking further ahead, prospects for New Jersey are favorable, although a return to the pace of the 1980s is highly unlikely. Although growth is likely to be slower than in the nation, the locational advantages that have served New Jersey well for many years will still be there. Structural changes that have been going on for years can be expected to continue, with job creation concentrated most heavily in the service sectors.

  State Aid to Local Governments was the largest portion of Fiscal Year 1996 appropriations. In fiscal year 1996, $6,423.5 million of the State's appropriations consisted of funds which are distributed to municipalities, counties and school districts. The largest State Aid appropriation, in the amount of $4,750.8 million, is provided for local elementary and secondary education programs. Of this amount $2,713.1 million is provided as foundation aid to school districts by formula based upon the number of students and the ability of a school district to raise taxes from its own base. In addition, the State provided $601.0 million for special education programs for children with disabilities. A $292.9 million program is also funded for pupils at risk of educational failure, including basic skills improvement. The State appropriated $612.9 million on behalf of school districts as the employer share of the teachers' pension and benefits programs, $249.4 million to pay for the cost of pupil transportation and $38.2 million for transition aid, which guaranteed school districts a 6.5% increase over the aid received in Fiscal Year 1991 and is being phased out over six years.

  Appropriations to the State Department of Community Affairs ("DCA") total $837.9 million in State Aid monies for Fiscal Year 1996. Many of the DCA State Aid programs and many Treasury State Aid programs are consolidated into a single appropriation, Consolidated Municipal Property Tax Relief Act in the amount of $857.6 million. In addition there is $16.7 million for housing programs, $33.0 million for a block grant programs, $30 million for discretionary aid and $3.6 million in other aid. These appropriations are offset by $103.0 million in pension funding savings, resulting in a net appropriation for DCA State Aid of $837.9 million. Appropriations to the State Department of the Treasury total $85.1 million in State Aid monies for Fiscal Year 1996. The principal programs funded by these appropriations; the cost of senior citizens, disabled and veterans property tax deductions and exemptions ($57.9 million); aid to densely populated municipalities ($17.0 million).

  Other appropriations of State Aid in Fiscal 1996 include welfare programs ($467.6 million); aid to county colleges ($128.0 million); and aid to county mental hospitals ($88.8 million).

  The second largest portion of appropriations in fiscal 1996 is applied to Direct State Services: the operation of State government's 17 departments, the Executive Office, several commissions, the State Legislature and the Judiciary. In Fiscal Year 1996, appropriations for Direct State Services aggregate $5,179.6 million. Some of the major appropriations for Direct State Services during Fiscal Year 1996 are detailed below.

  $606.6 million is appropriated for programs administered by the State Department of Human Services. The State Department of Labor is appropriated $57.9 million for the administration of programs for workers' compensation, unemployment and disability insurance, manpower development, and health safety inspection.

  The State Department of Health is appropriated $33.3 million for the prevention and treatment of diseases, alcohol and drug abuse programs, regulation of health care facilities, and the uncompensated care program.

  $76.1 million is appropriated to the State Department of Higher Education for the support of nine State colleges, Rutgers University, the New Jersey Institute of Technology, and the University of Medicine and Dentistry of New Jersey.

  $869.9 million is appropriated to the State Department of Law and Public Safety and the Department of Corrections.

  $184.3 million is appropriated to the State Department of Transportation for the various programs it administers, such as the maintenance and improvement of the State highway system and subsidies for railroads and bus companies.

  $182.2 million is appropriated to the State Department of Environmental Protection for the protection of air, land, water, forest, wildlife, and shellfish resources and for the provision of outdoor recreational facilities.

  The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments required to pay the debt fully. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the purpose of refinancing all or a portion of outstanding debt of the State, so long as such law requires that the refinancing provide a debt service savings.

NEW JERSEY TAXES--

  In the opinion of Messrs. Shanley & Fisher, P.C., special New Jersey counsel on New Jersey tax matters, under existing law:

    The proposed activities of the New Jersey Trust will not cause it to be subject to the New Jersey Corporation Business Tax Act.

    The income of the New Jersey Trust will be treated as the income of individuals, estates and trusts who are the Holders of Units of the New Jersey Trust for purposes of the New Jersey Gross Income Tax Act, and interest which is exempt from tax under the New Jersey Gross Income Tax Act when received by the New Jersey Trust will retain its status as tax-exempt in the hands of such Unit Holders. Gains arising from the sale or redemption by a Holder of his Units or from the sale, exchange, redemption, or payment at maturity of a Bond by the New Jersey Trust are exempt from taxation under the New Jersey Gross Income Tax Act (P.L. 1976 c. 47), as enacted and construed on the date hereof, to the extent such gains are attributable to Bonds, the interest on which is exempt from tax under the New Jersey Gross Income Tax Act. Any loss realized on such disposition may not be utilized to offset gains realized by such Unit Holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax Act.

    Units of the New Jersey Trust may be subject, in the estates of New Jersey residents, to taxation under the Transfer Inheritance Tax Law of the State of New Jersey.


NEW YORK TRUST

  RISK FACTORS--The information set forth below is derived from the official statements and/or preliminary drafts of official statements prepared in connection with the issuance of New York State and New York City municipal bonds. The Sponsor has not independently verified this information.

  ECONOMIC TRENDS. Over the long term, the State of New York (the "State") and the City of New York (the "City") face serious economic problems. The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

  The State has for many years had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

  Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in Federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

  NEW YORK CITY. The City, with a population of approximately 7.3 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City's total employment earnings. Additionally, the City is the nation's leading tourist destination. The City's manufacturing activity is conducted primarily in apparel and printing.

  The national economic downturn which began in July 1990 adversely affected the local economy, which had been declining since late 1989. As a result, the City experienced job losses in 1990 and 1991 and real Gross City Product ("GCP") fell in those two years. Beginning in calendar year 1992, the improvement in the national economy helped stabilize conditions in the City. Employment losses moderated toward year-end and real GCP increased, boosted by strong wage gains. After noticeable improvements in the City's economy during calendar year 1994, economic growth slowed in calendar year 1995, and the City's current four-year financial plan assumes that moderate economic growth will continue through calendar year 2000.

  For each of the 1981 through 1996 fiscal years, the City achieved balanced operating results as reported in accordance with generally accepted accounting principles ("GAAP"). The City was required to close substantial budget gaps in recent years in order to maintain balanced operating results. There can be no assurance that the City will continue to maintain a balanced budget as required by State law without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

  Pursuant to the New York State Financial Emergency Act for the City of New York, the City prepares an annual four-year financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City's current four-year financial plan projects substantial budget gaps for each of the 1998 through 2000 fiscal years, before implementation of the proposed gap-closing program contained in the current financial plan. The City is required to submit its financial plans to review bodies, including the New York State Financial Control Board ("Control Board").

  The City depends on State aid both to enable the City to balance its budget and to meet its cash requirements. The State's 1995-1996 Financial Plan projects a balanced General Fund. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected or that State budgets in future fiscal years will be adopted by the April 1 statutory deadline and that such reductions or delays will not have adverse effects on the City's cash flow or expenditures. In addition, the Federal Budget negotiation process could result in a reduction in or a delay in the receipt of Federal grants which could have additional adverse effects on the City's cash flow or revenues.

  The Mayor is responsible for preparing the City's four-year financial plan, including the City's current financial plan for the 1997 through 2000 fiscal years (the "1997-2000 Financial Plan" or "Financial Plan") . The City's projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the condition of the regional and local economies, the impact on real estate tax revenues of the real estate market, wage increases for City employees consistent with those assumed in the Financial Plan, employment growth, the results of a pending actuarial audit of the City's pension system which is expected to significantly increase the City's annual pension costs, the ability to implement proposed reductions in City personnel and other cost reduction initiatives, which may require in certain cases the cooperation of the City's municipal unions, the ability of the New York City Health and Hospitals Corporation ("HHC") and the Board of Education ("BOE") to take actions to offset reduced revenues, the ability to complete revenue generating transactions and provision of State and Federal aid and mandate relief and the impact on City revenues of proposals for Federal and State welfare reform and any future legislation affecting Medicare or other entitlements.

  Implementation of the Financial Plan is also dependent upon the City's ability to market its securities successfully. The City's financing program for fiscal years 1997 through 2000 contemplates the issuance of $9.0 billion of general obligation bonds and $3.8 billion of bonds to be issued by the proposed New York City Infrastructure Finance Authority ("Finance Authority") to finance City capital projects. The creation of Finance Authority, which is subject to the enactment of State legislation, is being proposed as part of the City's effort to assist in keeping the City's indebtedness within the forecast level of the constitutional restrictions on the amount of debt the City is authorized to incur. Indebtedness subject to the constitutional debt limit includes liability on capital contracts that are expected to be funded with general obligation bonds, as well as general obligation bonds. The City's projections of total debt subject to the general debt limit that would be required to be issued to fund the Updated Ten-Year Capital Strategy published in April 1995 indicates that projected contracts for capital projects and debt issuance may exceed the general debt limit by the end of fiscal year 1997 and would exceed the general debt limit by a substantial amount thereafter, unless legislation is enacted creating the Finance Authority or other legislative initiatives are identified and implemented. Depending on the number of factors, including whether the Legislature is expected to enact legislation creating the Finance Authority or to take other action that would provide relief under the general debt limit, the City may find it necessary to curtail its currently defined capital program before the end of fiscal year 1997 to ensure that there is ongoing capacity to enter capital contracts necessary to preserve projects designed to safeguard health and safety in the City. Without the Finance Authority or other legislative relief, the City's general obligation financed capital program with respect to new projects would be virtually brought to a halt during the Financial Plan period. General obligation borrowing would continue to reimburse the City's general fund for ongoing costs of existing contractual commitments. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City bonds and notes and Finance Authority bonds will be subject to prevailing market conditions, and no assurance can be given that such sales will be completed. If the City were unable to sell its general obligation bonds and notes or bonds of the proposed Finance Authority, it would be prevented from meeting its planned capital and operating expenditures. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.

  On November 14, 1996, the City submitted to the Control Board the Financial Plan for the 1997 through 2000 fiscal years, which relates to the City, the BOE and the City University of New York ("CUNY"). The Financial Plan is a modification to the financial plan submitted to the Control Board on June 21, 1996 (the "June Financial Plan").

  The June Financial Plan identified actions to close a previously projected gap of approximately $2.6 billion for the 1997 fiscal year. The proposed actions in the June Financial Plan for the 1997 fiscal year included (i) agency actions totaling $1.2 billion; (ii) a revised tax reduction program which would increase projected tax revenues by $369 million due to the four year extension of the 12.5% personal income tax surcharge and other actions; (iii) savings resulting from cost containment in entitlement programs to reduce City expenditures and additional proposed State aid of $75 million; (iv) the assumed receipt of revenues relating to rent payments for the City's airports, which are currently the subject of a dispute with the Port Authority of New York and New Jersey (the "Port Authority"); (v) the sale of the City's television station for $207 million; and (vi) pension costs savings totaling $134 million resulting from a proposed increase in the earnings assumption for pension assets from 8.5% to 8.75%.

  The 1997-2000 Financial Plan published on November 14, 1996 reflects actual receipts and expenditures and changes in forecast revenues and expenditures since the June Financial Plan. the 1997-2000 Financial Plan projects revenues and expenditures for 1997 fiscal year balanced accordance with GAAP, and projects gaps of $1.2 billion, $2.1 billion and $3.0 billion for the 1998, 1999 and 2000 fiscal years, respectively. Changes since the June Financial Plan include (i) an increase in projected tax revenues of $450 million, $120 million, $50 million and $45 million in fiscal years 1997 through 2000, respectively; (ii) a delay in the assumed receipt of $304 million relating to projected rent payments for the City airports from the 1997 fiscal year to the 1998 and 1999 fiscal years, and a $34 million reduction in assumed State and Federal aid for the 1997 fiscal year; (iii) an approximately $200 million increase in projected overtime and other expenditures in each of the fiscal years 1997 through 2000; (iv) a $70 million increase in expenditures for BOE in the 1997 fiscal year for school text books; (v) a reduction in projected pension costs of $34 million, $50 million, $49 million and $47 million in fiscal years 1997 through 2000, respectively; and (vi) additional agency actions totaling $179 million, $386 million, $473 million and $589 million in fiscal years 1997 through 2000, including personnel reductions through attrition and early retirement.

  The Financial Plan assumes (i) approval by the Governor and the State Legislature of the extension of the 12.5% personal income tax surcharge, which is projected to provide revenue of $170 million, $463 million, $492 million, and $521 million, in the 1997 through 2000 fiscal years, respectively; (ii) collection of the projected rent payments for the City's airports, totalling $270 million and $180 million in the 1998 and 1999 fiscal years, respectively, which may depend on the successful completion of negotiations with the Port Authority or the enforcement of the City's rights under the existing leases thereto through pending legal actions; (iii) the ability of HHC and BOE to identify actions to offset substantial City and State revenue reductions and the receipt by BOE of additional State aid; (iv) State approval of the cost containment initiatives and State aid proposed by the City; and (v) a reduction in City funding for labor settlements for certain public authorities or corporations. Legislation extending the 12.5% personal income tax surcharge beyond December 31, 1996, was not enacted in the special legislative session held in December 1996. Such legislation may be enacted in the 1997 State Legislative Session. The Financial Plan does not reflect any increased costs which the City might incur as a result of welfare legislation recently enacted by Congress or legislation proposed by the Governor, which would, if enacted, implement such Federal welfare legislation. In addition, the economic and financial condition of the City may be affected by various financial, social, economic and political factors which could have a material effect on the City.

  In January 1997, the Mayor is expected to publish a modification (the "January Modification") to the financial plan for the City's 1997 through 2001 fiscal years and a preliminary budget for the City's 1998 fiscal year. The January Modification will reflect changes since the Financial Plan, including the City's program to address the currently forecast gap of approximately $1.2 billion in the 1998 fiscal year. The gap-closing program, as proposed in the Financial Plan, is currently being further developed and is subject to change in connection with the January Modification. The Governor released the 1997-1998 Executive Budget on January 14, 1997, which will be considered for adoption by the State Legislature. Based on a preliminary evaluation of currently available information, the City's Office of Management and Budget ("OMB") believes that the reductions in Medicaid reimbursement rates and other entitlement and welfare initiatives proposed in the 1997-1998 Executive Budget, if approved by the State Legislature without change, would provide the City with a portion of the $650 million of additional aid and reductions in entitlement costs assumed in the City's gap-closing program for the 1998 fiscal year. OMB expects that the January Modification will reflect additional initiatives proposed by the City relating to reductions in entitlement costs and additional intergovernmental aid, which would be dependent upon State legislative approval. Certain proposed cost containment and other initiatives have been previously considered and rejected by the State Legislature. The nature and extent of the impact on the City of the State budget, when adopted, is uncertain, and no assurance can be given that the State actions included in the State adopted budget may not have a significant adverse impact on the City's budget and its Financial Plan. It can be expected that the proposals contained in the January Modification to close the projected budget gap for the 1998 fiscal year will engender substantial public debate which will continue through the time the budget is scheduled to be adopted in June 1997.

  The City's financial plans have been the subject of extensive public comment and criticism. On July 16, 1996, the staff of the City Comptroller issued a report on the June Financial Plan. The report concluded that the City's fiscal situation remains serious, and that the City faces budgetary risks of approximately $787 million to $941 million for the 1997 fiscal year, which increase to $4.16 billion to $4.31 billion for fiscal year 2000.

  The projections for the 1997 through 2000 fiscal years reflect the costs of the settlements with the United Federation of Teachers ("UFT") and a coalition of unions headed by District Council 37 of the American Federation of State, County and Municipal Employees, which together represent approximately two-thirds of the City's workforce, and assume that the City will reach agreement with its remaining municipal unions under terms which are generally consistent with such settlements. The settlement provides for a wage freeze in the first two years, followed by a cumulative effective wage increase of 11% by the end of the five year period covered by the proposed agreements, ending in fiscal years 2000 and 2001. Additional benefit increases would raise the total cumulative effective increase to 13% above present costs. Costs associated with similar settlements for all City-funded employees would total $49 million, $459 million and $1.2 billion in the 1997, 1998 and 1999 fiscal years, respectively, and exceed $2 billion in each fiscal year after the 1999 fiscal year. There can be no assurance that the City will reach an agreement with the unions that have not yet reached a settlement with the City on the terms contained in the Financial Plan.

  In the event of a collective bargaining impasse, the terms of wage settlements could be determined through statutory impasse procedures, which can impose a binding settlement except in the case of collective bargaining with the UFT, which may be subject to non-binding arbitration. On January 23, 1996, the City requested the Office of Collective Bargaining to declare an impasse against the Patrolmen's Benevolent Association and the Uniformed Firefighters Association.

  On July 10, 1995, Standard & Poor's revised downward its rating on City general obligation bonds from A to BBB+ and removed City bonds from CreditWatch. Standard & Poor's stated that "structural budgetary balance remains elusive because of persistent softness in the City's economy, highlighted by weak job growth and a growing dependence on the historically volatile financial services sector". Other factors identified by Standard & Poor's in lowering its rating on City bonds included a trend of using one-time measures, including debt refinancings, to close projected budget gaps, dependence on unratified labor savings to help balance the Financial Plan, optimistic projections of additional federal and State aid or mandate relief, a history of cash flow difficulties caused by State budget delays and continued high debt levels.

  On March 1, 1996, Moody's stated that the rating for City general obligation bonds remains under review pending the outcome of the adoption of the City's budget for the 1997 fiscal year, and, in light of the status of the debate on public assistance and Medicaid reform; the enactment of a State budget, upon which major assumptions regarding State aid are dependent, which may be extensively delayed; and the seasoning of the City's economy with regard to its strength and direction in the face of a potential national economic slowdown. Since July 15, 1993, Fitch has rated City bonds A-. On February 28, 1996, Fitch placed the City's general obligation bonds on FitchAlert with negative implications. On November 5, 1996, Fitch removed the City's general obligation bonds from FitchAlert, although Fitch stated that the outlook remains negative.

  NEW YORK STATE AND ITS AUTHORITIES. The State's current fiscal year commenced on April 1, 1996, and ends on March 31, 1997, and is referred to herein as the State's 1996-97 fiscal year. The State's budget for the 1996-97 fiscal year was enacted by the Legislature on July 13, 1996, more than three months after the start of the fiscal year. The State Financial Plan for the 1996-97 fiscal year was formulated on July 25, 1996 and is based on the State's budget as enacted by the Legislature and signed into law by the Governor, as well as actual results for the first quarter of the current fiscal year. The State's prior fiscal year commenced on April 1, 1995, and ended on March 31, 1996, and is referred to herein as the State's 1995-96 fiscal year.

  The State closed projected budget gaps of $5.0 billion and $3.9 billion for its 1995-96 and 1996-97 fiscal years, respectively. The 1997-98 gap was projected at $1.44 billion, based on the Governor's proposed budget of December 1995. As a result of changes made in the enacted budget, that gap is now expected to be larger. The gap, however, is not expected to be as large as those faced in the prior two fiscal years. The Governor has indicated that he will propose to close any potential imbalance primarily through General Fund expenditure reductions and without increases in taxes or deferrals of scheduled tax reductions.

  The 1996-97 State Financial Plan is projected to be balanced on a cash basis. As compared to the Governor's proposed budget as revised on March 20, 1996, the State's adopted budget for 1996-97 increases General Fund spending by $842 million, primarily from increases for education, special education and higher education ($563 million). The balance represents funding increases to a variety of other programs, including community projects and increased assistance to fiscally distressed cities. Resources used to fund these additional expenditures include $540 million in increased revenues projected for 1996-97 based on higher-than-projected tax collections during the first half of calendar 1996, $110 million in projected receipts from a new State tax amnesty program, and other resources including certain non-recurring resources. The total amount of non-recurring resources included in the 1996-97 State budget is projected by the State Division of the Budget ("DOB") to be $1.3 billion, or
3.9 percent of total General Fund receipts.

  The State issued its first update to the cash-basis 1996-97 State Financial Plan (the "Mid-Year Update") on October 25, 1996. The Mid-Year Update reflects a balanced 1996-97 State Financial Plan, with a reserve for contingencies in the General Fund of $300 million. This reserve will be utilized to help offset a variety of potential risks and other unexpected contingencies that the State may face during the balance of the 1996-97 fiscal year.

  The State Financial Plan is based on a June 1996 projection by DOB of national and State economic activity. The national economy has resumed a more robust rate of growth after a "soft landing" in 1995, with over 11 million jobs added nationally since early 1992. The State economy has continued to expand, but growth remains somewhat slower than in the nation. Although the State has added approximately 240,000 jobs since late 1992, employment growth in the State has been hindered during recent years by significant cutbacks in the computer and instrument manufacturing, utility, defense, and banking industries. Government downsizing has also moderated these job gains.

  In its Mid-Year Update the State revised its forecast of national and State economic activity through the end of calendar year 1997 to reflect the stronger-than-expected growth in the first half of 1996. The national economic forecast has been changed slightly from the initial forecast on which the original 1996-97 State Financial Plan was based. The revised forecast projects real Gross Domestic Product growth in the nation of 2.5 percent for 1996 and
2.4 percent in 1997. The inflation rate is expected to be 3.0 percent in 1996 and 2.9 percent in 1997. The annual rate of job growth is expected to slow gradually to about 1.8 percent in 1997, down from 2.2 percent in 1996. Growth in personal income and wages are expected to slow accordingly.

  The State economic forecast has been changed slightly from the one formulated with the July 1996-97 State Financial Plan. Moderate growth is projected to continue through the second half of 1996, with employment, wages and incomes continuing their modest rise. Personal income is projected to increase by 5.2 percent in 1996 and 4.7 percent in 1997, reflecting robust projected wage growth fueled in part by financial sector bonus payments. Overall employment growth will continue at a modest rate, reflecting the slowdown in the national economy, continued spending restraint in government, and restructuring in the health care and financial sectors.

  The forecast for continued moderate growth, and any resultant impact on the State's 1996-97 Financial Plan, contains some uncertainties. Stronger-than-expected gains in employment could lead to a significant improvement in consumption spending. Investments could also remain robust. Conversely, the prospect of a continuing deadlock on federal budget deficit reduction or fears of excessively rapid economic growth could create upward pressures on interest rates. In addition, the State economic forecast could over- or underestimate the level of future bonus payments or inflation growth, resulting in forecasted average wage growth that could differ significantly from actual growth. Similarly, the State forecast could fail to correctly account for expected declines in government and banking employment and the direction of employment change that is likely to accompany telecommunications deregulation.

  The DOB believes that its projections of receipts and disbursements relating to the current State Financial Plan, and the assumptions on which they are based, are reasonable. Actual results, however, could differ materially and adversely from the projections set forth below, and those projections may be changed materially and adversely from time to time.

  The economic and financial condition of the State may be affected by various financial, social, economic and political factors. Those factors can be very complex, may vary from fiscal year to fiscal year, and are frequently the result of actions taken not only by the State and its agencies and instrumentalities, but also by entities, such as the Federal government, that are not under the control of the State. Because of the uncertainty and unpredictability of changes in these factors, their impact cannot be fully included in the assumptions underlying the State's projections. There can be no assurance that the State economy will not experience results that are worse than predicted, with corresponding material and adverse effects on the State's financial projection.

  The General Fund is the principal operating fund of the State and is used to account for all financial transactions, except those required to be accounted for in another fund. It is the State's largest fund and receives almost all State taxes and other resources not dedicated to particular purposes. In the State's 1996-97 fiscal year, the General Fund is expected to account for approximately 47 percent of total governmental-fund receipts and 71 percent of total governmental-fund disbursements. General Fund moneys are also transferred to other funds, primarily to support certain capital projects and debt service payments in other fund types.

  The General Fund is projected to be balanced on a cash basis for the 1996-97 fiscal year. Actual receipts through the first two quarters of the 1996-97 State fiscal year reflect stronger-than-expected growth in most taxes, with actual receipts exceeding expectations by $276 million. Based on the revised economic outlook and actual receipts for the first six months of 1996-97, projected General Fund receipts for the 1996-97 State fiscal year have been increased by $420 million. Most of this projected increase is in the yield of the personal income tax ($241 million), with additional increases now expected in business taxes ($124 million) and other tax receipts ($49 million). Projected collections from user taxes and fees have been revised downward slightly ($5 million). Revisions were also made to both miscellaneous receipts and in transfers from other funds (an $11 million combined projected increase).

  Disbursements through the first six months of the fiscal year were $415 million less than projected, primarily because of delays in processing payments following delayed enactment of the State budget. As a result, no savings are included in the Mid-Year Update from this slower-than-expected spending. Projections of 1996-97 General Fund disbursements are increased by $120 million, since increased General Fund disbursements for education are required to replace a projected decrease in lottery receipts. This modification is shown in the form of an increased transfer of General Fund monies to the Lottery Fund in the Special Revenue fund type. The projected closing fund balance in the General Fund of $337 million reflects a balance of $252 million in the Tax Stabilization Reserve Fund (following a payment of $15 million during the current fiscal year) and a deposit of $85 million to the Contingency Reserve Fund.

  On January 13, 1992, Standard & Poor's reduced its ratings on the State's general obligation bonds from A to A-and, in addition, reduced its ratings on the State's moral obligation, lease purchase, guaranteed and contractual obligation debt. Standard & Poor's also continued its negative rating outlook assessment on State general obligation debt. On April 26, 1993, Standard & Poor's revised the rating outlook assessment to stable. On February 14, 1994, Standard & Poor's raised its outlook to positive and, on August 5, 1996, confirmed its A- rating. On January 6, 1992, Moody's reduced its ratings on outstanding limited-liability State lease purchase and contractual obligations from A to Baa1. On July 26, 1996, Moody's reconfirmed its A rating on the State's general obligation long-term indebtedness.

 LITIGATION. A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State's ability to maintain a balanced 1996-97 State Financial Plan.

  The claims involving the City other than routine litigation incidental to the performance of their governmental and other functions and certain other litigation arise out of alleged constitutional violations, torts, breaches of contract and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the City of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out the 1997-2000 Financial Plan. The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 1996 amounted to approximately $2.8 billion.

NEW YORK TAXES--

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing New York law:

    Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by the Trust will be treated as the income of the Holders in the same manner as for Federal income tax purposes. Accordingly, each Holder will be considered to have received the interest on his pro rata portion of each Bond when interest on the Bond is received by the Trust. In the opinion of bond counsel delivered on the date of issuance of the Bond, such interest will be exempt from New York State and City personal income taxes except where such interest is subject to Federal income taxes (see Taxes). A noncorporate Holder of Units of the Trust who is a New York State (and
  City) resident will be subject to New York State (and City) personal income taxes on any gain recognized when he disposes of all or part of his pro rata portion of a Bond. A noncorporate Holder who is not a New York State resident will not be subject to New York State or City personal income taxes on any such gain unless such Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine his tax basis for his pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for Federal income tax purposes. Interest income on, as well as any gain recognized on the disposition of, a Holder's pro rata portion of the Bonds is generally not excludable from income in computing New York State and City corporate franchise taxes.

TAX FREE VS. TAXABLE INCOME

  The following tables show the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined Federal and state individual income tax rates. This table reflects projected Federal income tax rates and tax brackets for the 1997 taxable year and state income tax rates that were available on the date of the Prospectus. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and Federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the Federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of California and filing a Joint Return with $53,000 in taxable income for the 1997 tax year would need a taxable investment yielding 9.06% in order to equal a tax-free return of 6.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax and state income tax.

                              STATE OF CALIFORNIA

1997 TAX YEAR

                     APPROX. COMBINED          TAX EXEMPT YIELD
       TAXABLE       FEDERAL & STATE  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
    INCOME BRACKET       TAX RATE
                                           TAXABLE EQUIVALENT YIELD
                                                 JOINT RETURN
       $0-9,816           15.85%      4.75%  5.35%  5.94%   6.54%  7.13%  7.72%
    $9,817-23,264         16.70       4.80   5.40   6.00    6.60   7.20   7.80
    $23,265-36,714        18.40       4.90   5.51   6.13    6.74   7.35   7.97
    $36,715-41,200        20.10       5.01   5.63   6.26    6.88   7.51   8.14
    $41,201-50,968        32.32       5.91   6.65   7.39    8.13   8.87   9.60
    $50,969-64,414        33.76       6.04   6.79   7.55    8.30   9.06   9.81
    $64,415-99,600        34.70       6.13   6.89   7.66    8.42   9.19   9.95
   $99,601-121,200        37.42       6.39   7.19   7.99    8.79   9.59  10.39
   $121,201-151,750       38.26       6.48   7.29   8.10    8.91   9.72  10.53
   $151,751-271,050       42.93       7.01   7.89   8.76    9.64  10.51  11.39
    Over $271,050         46.29       7.45   8.38   9.31   10.24  11.17  12.10
                                                 SINGLE RETURN
       $0-4,908           15.85%      4.75%  5.35%  5.94%   6.54%  7.13%  7.72%
    $4,909-11,632         16.70       4.80   5.40   6.00    6.60   7.20   7.80
    $11,633-18,357        18.40       4.90   5.51   6.13    6.74   7.35   7.97
    $18,358-24,650        20.10       5.01   5.63   6.26    6.88   7.51   8.14
    $24,651-25,484        32.32       5.91   6.65   7.39    8.13   8.87   9.60
    $25,485-32,207        33.76       6.04   6.79   7.55    8.30   9.06   9.81
    $32,208-59,750        34.70       6.13   6.89   7.66    8.42   9.19   9.95
   $59,751-121,200        37.42       6.39   7.19   7.99    8.79   9.59  10.39
   $121,201-124,650       38.26       6.48   7.29   8.10    8.91   9.72  10.53
   $124,651-271,050       42.93       7.01   7.89   8.76    9.64  10.51  11.39
    Over $271,050         46.29       7.45   8.38   9.31   10.24  11.17  12.10

-------

Note: This table reflects the following:

     1 The above tax rates represent 1997 Federal income tax rates and 1996
      California Income tax rates. California has not yet published its 1997 personal income tax rates.

     2 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $121,200, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereto) of AGI in excess of $181,800 for married taxpayers filing a joint tax return and $121,200 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the table above.

     3 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.

     4 The taxable equivalent yield table does not incorporate to the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

     5 Interest earned on municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                               STATE OF FLORIDA

1997 TAX YEAR

                                                             TAX EXEMPT YIELD
      TAXABLE INCOME BRACKET                          4.00% 4.50% 5.00% 5.50% 6.00%  6.50%
   JOINT RETURN     SINGLE RETURN   FEDERAL TAX RATE*    TAXABLE EQUIVALENT YIELD
    $0-41,200         $0-24,650           15.00%      4.71% 5.29% 5.88% 6.47%  7.06%  7.65%
  $41,201-99,600    $24,651-59,750        28.00       5.56  6.25  6.94  7.64   8.33   9.03
 $99,601-121,200   $59,751-121,200        31.00       5.80  6.52  7.25  7.97   8.70   9.42
 $121,201-151,750  $121,201-124,650       31.93       5.88  6.61  7.35  8.08   8.81   9.55
 $151,751-271,050  $124,651-271,050       37.08       6.36  7.15  7.95  8.74   9.54  10.33
  Over $271,050     Over $271,050         40.79       6.76  7.60  8.44  9.29  10.13  10.98

  * The State of Florida does not impose tax based on income. See Note 5, below.
Note: This table reflects the following:

  1 Taxable income equals adjusted gross income ("AGI") less personal exemptions of $2,500 less the standard deduction of $6,900 on a joint return or total itemized deductions, whichever is greater. However, itemized deductions are reduced by 3% of the amount of a taxpayer's AGI over $121,200. This is reflected in the brackets above by higher effective federal tax rates. Furthermore, personal exemptions are phased out for the amount of a taxpayer's AGI over $121,200 for single taxpayers and $181,800 for married taxpayers filing jointly. This latter provision is not incorporated into the above brackets.
  2 The combined effective rate is computed under the assumption that taxpayers itemize their deductions on their federal income tax return.
  3 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  4 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  5 The State of Florida does not impose tax based on income. Instead, Florida utilizes an intangible tax system whereby the tax is determined based on the value of investment securities and other intangibles held by the taxpayer. Municipal obligations issued within the State of Florida generally are not subject to the intangible tax.

                              STATE OF NEW JERSEY

1997 TAX YEAR

                        APPROX. COMBINED          TAX EXEMPT YIELD
   TAXABLE              FEDERAL & STATE  4.00% 4.50%  5.00%  5.50%  6.00%  6.50%
   INCOME BRACKET           TAX RATE
                                              TAXABLE EQUIVALENT YIELD
                                                    JOINT RETURN
   $      0 to  20,000       16.19%      4.77% 5.37%  5.97%  6.56%   7.16%  7.76%
   $ 20,001 to  41,200       16.49%      4.79% 5.39%  5.99%  6.59%   7.18%  7.78%
   $ 41,201 to  50,000       29.26%      5.65% 6.36%  7.07%  7.77%   8.48%  9.19%
   $ 50,101 to  70,000       29.76%      5.70% 6.41%  7.12%  7.83%   8.54%  9.25%
   $ 70,001 to  80,000       30.52%      5.76% 6.48%  7.20%  7.92%   8.64%  9.36%
   $ 80,001 to  99,600       31.98%      5.88% 6.62%  7.35%  8.09%   8.82%  9.56%
   $ 99,601 to 121,200       34.81%      6.14% 6.90%  7.67%  8.44%   9.20%  9.97%
   $121,201 to 150,000       35.69%      6.22% 7.00%  7.77%  8.55%   9.33% 10.11%
   $150,001 to 151,750       36.27%      6.28% 7.06%  7.85%  8.63%   9.41% 10.20%
   $151,751 to 271,050       41.09%      6.79% 7.64%  8.49%  9.34%  10.18% 11.03%
   Over $271,050             44.56%      7.21% 8.12%  9.02%  9.92%  10.82% 11.72%
                                                   SINGLE RETURN
   $      0 to  20,000       16.19%      4.77% 5.37%  5.97%  6.56%   7.16%  7.76%
   $ 20,001 to  24,650       16.49%      4.79% 5.39%  5.99%  6.59%   7.18%  7.78%
   $ 24,651 to  35,000       29.26%      5.65% 6.36%  7.07%  7.77%   8.48%  9.19%
   $ 35,001 to  40,000       30.52%      5.76% 6.48%  7.20%  7.92%   8.64%  9.36%
   $ 40,001 to  59,750       31.78%      5.86% 6.60%  7.33%  8.06%   8.80%  9.53%
   $ 59,751 to  75,000       34.62%      6.12% 6.88%  7.65%  8.41%   9.18%  9.94%
   $ 75,001 to 121,200       35.40%      6.19% 6.97%  7.74%  8.51%   9.29% 10.06%
   $121,201 to 124,650       36.27%      6.28% 7.06%  7.85%  8.63%   9.41% 10.20%
   $124,651 to 271,050       41.09%      6.79% 7.64%  8.49%  9.34%  10.18% 11.03%
   Over $271,050             44.56%      7.21% 8.12%  9.02%  9.92%  10.82% 11.72%

-------

Note: This table reflects the following:

  1 The above tax rates represent 1997 Federal income tax rates and 1996 New
    Jersey income tax rates. New Jersey has not yet published its 1997 personal income tax rates.

  2 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $121,200, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $181,800 for married taxpayers filing a joint tax return and $121,200 for single taxpayers. The effect of this phase out is not reflected in the above table.

  3 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not included into the above table.

  4 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  5 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                            STATE OF NEW YORK
1997 TAX YEAR

                    APPROX. COMBINED          TAX EXEMPT YIELD
   TAXABLE          FEDERAL & STATE  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
   INCOME BRACKET       TAX RATE
                                          TAXABLE EQUIVALENT YIELD
                                                JOINT RETURN
   $      0 to
     16,000              18.40%      4.90%  5.51%  6.13%  6.74%   7.35%  7.97%
   $ 16,001 to
     22,000              18.83       4.93   5.54   6.16   6.78    7.39   8.01
   $ 22,001 to
     26,000              19.46       4.97   5.59   6.21   6.83    7.45   8.07
   $ 26,001 to
     40,000              20.02       5.00   5.63   6.25   6.88    7.50   8.13
   $ 40,001 to
     41,200              20.82       5.05   5.68   6.32   6.95    7.58   8.21
   $ 41,201 to
     99,600              32.93       5.97   6.71   7.46   8.20    8.95   9.69
   $ 99,601 to
    121,200              35.73       6.22   7.00   7.78   8.56    9.34  10.11
   $121,201 to
    151,750              36.59       6.31   7.10   7.89   8.67    9.46  10.25
   $151,751 to
    271,050              41.39       6.82   7.68   8.53   9.38   10.24  11.09
   Over $271,050         44.85       7.25   8.16   9.07   9.97   10.88  11.79
                                                SINGLE RETURN
   $      0 to
      8,000              18.40%      4.90%  5.51%  6.13%  6.74%   7.35%  7.97%
   $  8,001 to
     11,000              18.83       4.93   5.54   6.16   6.78    7.39   8.01
   $ 11,001 to
     13,000              19.46       4.97   5.59   6.21   6.83    7.45   8.07
   $ 13,001 to
     20,000              20.02       5.00   5.63   6.25   6.88    7.50   8.13
   $ 20,001 to
     24,650              20.82       5.05   5.68   6.32   6.95    7.58   8.21
   $ 24,651 to
     59,750              32.93       5.97   6.71   7.46   8.20    8.95   9.69
   $ 59,751 to
    121,200              35.73       6.22   7.00   7.78   8.56    9.34  10.11
   $121,201 to
    124,650              36.59       6.31   7.10   7.89   8.67    9.46  10.25
   $124,651 to
    271,050              41.39       6.82   7.68   8.53   9.38   10.24  11.09
   Over $271,050         44.85       7.25   8.16   9.07   9.97   10.88  11.79
------------

Note: This table reflects the following:

  1 The above tax rates represent 1997 New York State statutory income tax rates as of December 1996, which may be subject to change, and 1997 Federal income tax rates.

  2 Taxable income equals adjusted gross income ("AGI") less personal exemptions of $2,650 less the standard deduction of $6,900 on a joint return and $4,500 on a single return or total itemized deductions, whichever is greater. However, itemized deductions are reduced by 3% of the amount of a taxpayer's AGI over $121,200. This is reflected in the brackets above by higher effective federal tax rates. Furthermore, personal exemptions are phased out for the amount of a taxpayer's AGI over $121,200 for single taxpayers and $181,800 for married taxpayers filing jointly. This latter provision is not incorporated into the above brackets.

  3 The combined effective rate is computed under the assumption that taxpayers itemize their deductions on their federal income tax returns.

  4 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.

  5 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

                               CITY OF NEW YORK
1997 TAX YEAR

                    TOTAL  APPROX. COMBINED
                     NEW   FEDERAL, STATE &          TAX EXEMPT YIELD
   TAXABLE          YORK    NEW YORK CITY   4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
   INCOME BRACKET   RATES      TAX RATE
                                      TAXABLE EQUIVALENT YIELD
                                            JOINT RETURN
   $      0
    to
     16,000          7.08%      21.02%      5.07%  5.70%  6.33%   6.96%  7.60%  8.23%
   $ 16,001
    to
     21,600          7.58       21.44       5.09   5.73   6.37    7.00   7.64   8.28
   $ 21,601
    to
     22,000          8.26       22.02       5.13   5.77   6.41    7.05   7.69   8.34
   $ 22,001
    to
     26,000          9.01       22.66       5.17   5.82   6.46    7.11   7.76   8.40
   $ 26,001
    to
     40,000          9.66       23.21       5.21   5.86   6.51    7.16   7.81   8.47
   $ 40,001
    to
     41,200         10.61       24.02       5.26   5.92   6.58    7.24   7.90   8.55
   $ 41,201
    to
     45,000         10.61       35.64       6.22   6.99   7.77    8.55   9.32  10.10
   $ 45,001
    to
     90,000         10.67       35.68       6.22   7.00   7.77    8.55   9.33  10.11
   $ 90,001
    to
     99,600         10.73       35.73       6.22   7.00   7.78    8.56   9.34  10.11
   $ 99,601
    to
    121,200         10.73       38.40       6.49   7.30   8.12    8.93   9.74  10.55
   $121,201
    to
    151,750         10.73       39.23       6.58   7.40   8.23    9.05   9.87  10.70
   $151,751
    to
    271,050         10.73       43.83       7.12   8.01   8.90    9.79  10.68  11.57
   Over
    $271,050        10.73       47.14       7.57   8.51   9.46   10.40  11.35  12.30
                                           SINGLE RETURN
   $      0
    to
      8,000          7.08%      21.02%      5.07%  5.70%  6.33%   6.96%  7.60%  8.23%
   $  8,001
    to
     11,000          7.58       21.44       5.09   5.73   6.37    7.00   7.64   8.28
   $ 11,001
    to
     12,000          8.33       22.08       5.13   5.78   6.42    7.06   7.70   8.34
   $ 12,001
    to
     13,000          9.01       22.66       5.17   5.82   6.46    7.11   7.76   8.40
   $ 13,001
    to
     20,000          9.66       23.21       5.21   5.86   6.51    7.16   7.81   8.47
   $ 20,001
    to
     24,650         10.61       24.02       5.26   5.92   6.58    7.24   7.90   8.55
   $ 24,651
    to
     25,000         10.61       35.64       6.22   6.99   7.77    8.55   9.32  10.10
   $ 25,001
    to
     50,000         10.67       35.68       6.22   7.00   7.77    8.55   9.33  10.11
   $ 50,001
    to
     59,750         10.73       35.73       6.22   7.00   7.78    8.56   9.34  10.11
   $ 59,751
    to
    121,200         10.73       38.40       6.49   7.30   8.12    8.93   9.74  10.55
   $121,201
    to
    124,650         10.73       39.23       6.58   7.40   8.23    9.05   9.87  10.70
   $124,651
    to
    271,050         10.73       43.83       7.12   8.01   8.90    9.79  10.68  11.57
   Over
    $271,050        10.73       47.14       7.57   8.51   9.46   10.40  11.35  12.30

-------

Note: This table reflects the following:

  1 The above tax rates represent 1997 New York State and New York City statutory income tax rates as of December 1996, which may be subject to change, and 1997 Federal income tax rates.

  2 Taxable income equals adjusted gross income ("AGI") less personal exemptions of $2,650 less the standard deduction of $6,900 on a joint return and $4,150 on a single return or total itemized deductions, whichever is greater. However, itemized deductions are reduced by 3% of the amount of a taxpayer's AGI over $121,200. This is reflected in the brackets above by higher effective federal tax rates. Furthermore, personal exemptions are phased out for the amount of a taxpayer's AGI over $121,200 for single taxpayers and $181,800 for married taxpayers filing jointly. This latter provision is not incorporated into the above brackets.

  3 The combined effective rate is computed under the assumption that taxpayers itemize their deductions on their federal income tax returns.

  4 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.

  5 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  6 New York City tax rate includes base tax plus surcharge of 14% of base.

PROSPECTUS
THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE TRUST AND THE SPONSOR, BUT DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE TRUST HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C., UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

INDEX:

                                                                            PAGE
                                                                            ----
SUMMARY OF ESSENTIAL INFORMATION........................................... A-2
PORTFOLIO SUMMARY AS OF DATE OF DEPOSIT.................................... A-4
UNDERWRITING............................................................... A-6
INDEPENDENT AUDITORS' REPORT............................................... A-7
STATEMENTS OF FINANCIAL CONDITION OF THE TAX EXEMPT SECURITIES TRUST....... A-8
NOTES TO PORTFOLIOS OF SECURITIES.......................................... A-13
TAX EXEMPT SECURITIES TRUST................................................ B-1
 THE TRUSTS................................................................ B-1
 OBJECTIVES................................................................ B-1
 PORTFOLIO................................................................. B-1
 RISK FACTORS.............................................................. B-2
 THE UNITS................................................................. B-12
 TAXES..................................................................... B-12
 EXPENSES AND CHARGES...................................................... B-14
PUBLIC OFFERING............................................................ B-15
 OFFERING PRICE............................................................ B-15
 METHOD OF EVALUATION...................................................... B-15
 DISTRIBUTION OF UNITS..................................................... B-16
 MARKET FOR UNITS.......................................................... B-16
 EXCHANGE OPTION........................................................... B-16
 REINVESTMENT PROGRAMS..................................................... B-17
 SPONSOR'S AND UNDERWRITERS' PROFITS....................................... B-17
RIGHTS OF UNIT HOLDERS..................................................... B-18
 CERTIFICATES.............................................................. B-18
 DISTRIBUTION OF INTEREST AND PRINCIPAL.................................... B-18
 REPORTS AND RECORDS....................................................... B-19
 REDEMPTION OF UNITS....................................................... B-19
SPONSOR.................................................................... B-20
 LIMITATIONS ON LIABILITY.................................................. B-21
 RESPONSIBILITY............................................................ B-21
 RESIGNATION............................................................... B-21
TRUSTEE.................................................................... B-21
 LIMITATIONS ON LIABILITY.................................................. B-21
 RESIGNATION............................................................... B-22
EVALUATOR.................................................................. B-22
 LIMITATIONS ON LIABILITY.................................................. B-22
 RESPONSIBILITY............................................................ B-22
 RESIGNATION............................................................... B-22
AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT........................... B-22
 AMENDMENT................................................................. B-22
 TERMINATION............................................................... B-23
LEGAL OPINION.............................................................. B-23
AUDITORS................................................................... B-23
BOND RATINGS............................................................... B-23
FEDERAL TAX FREE VS. TAXABLE INCOME........................................ B-25
THE STATE TRUSTS........................................................... C-1
TAX FREE VS. TAXABLE INCOME................................................ C-19

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

     TAX EXEMPT SECURITIES TRUST
                                 ------------

                               11,750 UNITS
                                 ------------
                                   Prospectus

                          Dated February 26, 1997
                                 ------------

                                    SPONSOR

                               SMITH BARNEY [LOGO]

                              388 GREENWICH STREET
                                   23RD FLOOR
                            NEW YORK, NEW YORK 10013
                                 (800) 223-2532

           PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                          SEC FILE OR
                                                      IDENTIFICATION NO.
                                                      ------------------
I. Bonding Arrangements and Date of Organization
   of the Depositor filed pursuant to Items A and
   B of Part II of the Registration Statement on
   Form S-6 under the Securities Act of 1993:
    Smith Barney Inc.                                     2-55436
II. Information as to Officers and Directors of
    the Depositor filed pursuant to Schedules A
    and D of Form BD under Rules 15b1-1 and 15b3-
    1 of the Securities Exchange Act of 1934:
    Smith Barney Inc.                                     8-8177
III. Charter documents of the Depositor filed as
     Exhibits to the Registration Statement on
     Form S-6 under the Securities Act of 1933
     (Charter, By-Laws):
    Smith Barney Inc.                                     33-65332, 33-36037

  B. The Internal Revenue Service Employer Identification Numbers of the
Sponsor and Trustee are as follows:

    Smith Barney Inc.                                     13-1912900
    The Chase Manhattan Bank                              13-4994650

                                  UNDERTAKING

  The Sponsor undertakes that it will not instruct the Trustee to accept from
(i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                       CONTENTS OF REGISTRATION STATEMENT

  THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

  The facing sheet of Form S-6.
  The Cross-Reference Sheet (incorporated by reference to the Cross-Reference
   Sheet to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).
  The Prospectus.
  Additional Information not included in the Prospectus (Part II).
  Consent of Independent Auditors.

  The following exhibits:

 1.1   --Form of Trust Indenture and Agreement (incorporated by reference to
        Exhibit 4.a to the Registration Statement of Tax Exempt Securities
        Trust, Series 265, 1933 Act File No. 33-15123).
 1.1.1 --Form of Reference Trust Agreement (incorporated by reference to
        Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933
        Act File No. 33-58591).
 1.2   --Form of Agreement Among Underwriters (incorporated by reference to
        Exhibit 99 to the Registration Statement of Tax Exempt Securities
        Trust, Series 384, 1933 Act File No. 33-50915).
 2.1   --Form of Certificate of Beneficial Interest (included in Exhibit 1.1).
 3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings
        "Taxes", "Legal Opinion" and "New York Taxes" in the Prospectus.
 3.2   --Opinion of special California counsel.
 3.3   --Opinion of special Florida counsel.
 3.4   --Opinion of special New Jersey counsel.
 4.1   --Consent of the Evaluator.
 5.1   --Consent of KPMG Peat Marwick LLP.

                                   SIGNATURES

  The registrant, Tax Exempt Securities Trust, California Trust 156, Florida Trust 77, New Jersey Trust 130, and New York Trust 160, hereby identifies Series 1, Series 357 and National Trust 208 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That is has complied with Rule 460 under the Securities Act of 1933.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, AND STATE OF NEW YORK, ON THE 25TH DAY OF FEBRUARY, 1997.

                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                        Smith Barney Inc., Depositor

                                               /s/ George S. Michinard, Jr.
                                          By -------------------------------
                                                (GEORGE S. MICHINARD, JR.)

                                          By the following persons*, who
                                           constitute a majority of the
                                           directors of Smith Barney Inc.:

                                                  Steven D. Black

                                                  James S. Boshart III

                                                  Robert A. Case

                                                  James Dimon

                                                  Robert Druskin

                                                  Robert H. Lessin


                                               /s/ George S. Michinard, Jr.
                                          By ------------------------------
                                                (GEORGE S. MICHINARD, JR.,
                                                     ATTORNEY-IN-FACT)
--------
  * Pursuant to Powers of Attorney filed under the 1933 Act file Numbers 33-56722 and 33-51999.